FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

PRESS RELEASE

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF JUNE 30, 2020

•	Cumulative revenues as of June 2020 decreased by 21.1% as compared to the same period of last year reaching US$ 5,701 million explained mainly by lower revenues in the four countries where we operate.

•	In quarterly terms, comparing the 2nd quarter of 2020 and the 2nd quarter of 2019, we can see a 31.8% fall to US$2,485 million. This decline in both periods is mainly explained by lower revenues in Argentina due to the extraordinary recognition of US$ 279 million last year because of the agreement signed between Edesur and the Argentine State for outstanding claims. Added to this is the impact of currency devaluation and, to a lesser extent, a reduction in demand due to COVID-19.

•	In cumulative terms EBITDA decreased by 28.9% reaching US$ 1,471 million, explained mainly by the above-mentioned 2019 extraordinary effect and the negative impact of currency devaluations. Without the extraordinary 2019 effect and isolating the exchange rate effect, EBITDA would have increased by 1.1%.

•	In quarterly terms, we can see a 46.4% drop reaching a US$ 623 million EBITDA, due to the same reasons as the ones mentioned above. Without these effects, EBITDA would have fallen by 7.6% during the quarter.

Country	EBITDA (million US$)
	Accumulated figures			Quarterly figures
	1H 2020	1H 2019%		2Q 2020	2Q 2019%

Argentina	99	402	(75.4%)	36	331	(89.1%)
Brazil	538	765	(29.6%)	191	365	(47.6%)
Colombia	600	636	(5.5%)	288	335	(13.9%)
Peru	246	281	(12.5%)	114	137	(16.9%)
Enel Américas (*)	1,471	2,070	(28.9%)	623	1,161	(46.4%)

(*) Includes Holding and elimination

•	Cumulative Operating Income (EBIT) decreased by 38.4 % as of June and 57.6% during the quarter, reaching US$ 903 million and US$ 358 million respectively, mainly explained by the fall of EBITDA.

•	Cumulative Net Income attributable to the parent company reached US$ 297 million, 45.4% less than in the same period of 2019. At a quarterly level, the fall was 73.7%. In both cases it is explained by lower operating performance, partially offset by better financial results and lower tax payments.

•	Net financial debt reached US$ 4,686 million, 9.3% higher than at the close of 2019, explained mainly by an increase in Enel Américas Holding.

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•	CAPEX for the first six months reached US$ 600 million, 14.9% less than in the same period of the previous year, explained mainly by the effect of currency devaluations. In operational terms, CAPEX increased by US$ 59 million, largely explained by increases in Enel Goiás, Enel Ceará, Enel Rio and Codensa.

•	CAPEX for the quarter reached US$ 300 million, 22.2% less than in the 2nd quarter of 2019, also explained by the exchange rate effect. Operationally, CAPEX increased by US$ 21 million mainly due to increases in distributors in Brazil and in Codensa.

•	In relation to the current situation arising from COVID-19, during the second quarter we saw a worsening of situation in the region. Our company continue taking all the necessary measures to guarantee the proper functioning of our operations, safeguarding the well-being of our workers and help the community with several solidarity measures. With this in view, we have implemented measures such as teleworking for almost 50% of our staff members and we have increased digital means to deliver information and allow remote payments, to mention some of the implemented measures. Additionally, we have made multiple donations to people and institutions affected by the pandemic.

•	The economic impact derived from the decrease in demand due to the economic slowdown due to the effects of COVID-19 for this quarter is estimated by US$ 187 million at the EBITDA level. Regarding the expected impact for 2020, considering lower energy demand and especially a devaluation of the currencies in the countries in which the Company and its subsidiaries operate, it is projected that significant variations will occur in relation to the estimates announced in our Strategic Plan announced in December last year. Thus, we expect for 2020 a negative impact on our consolidated EBITDA of between US$ 0.8 billion to US $ 1.0 billion approximately. Regarding CAPEX, no significant variations are expected in relation to the information reported in December 2019.

SUMMARY BY BUSINESS SEGMENT

Generation

The generation business segment registered an 18.3% decrease in EBITDA as compared to the first half of the previous year, reaching US$ 662 million. This is explained by lower results in the 4 countries especially in Brazil due to lower energy sales. Added to this is the effect of currency devaluations with a negative impact totaling US$ 135 million. Without this effect, EBITDA would have fallen by 2.4% in relation to the previous year.

In quarterly terms, EBITDA in the 2nd quarter reached US$ 266 million, 29.1% less than in the same period of 2019, due to lower results in Brazil and Peru in addition to the exchange rate impact. Without the latter effect, EB ITDA would have fallen by 13.3%.

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Physical Data

	1H 2019	1H 2020	Var %	2Q 2019	2Q 2020	Var %
Total Sales (GWh)	34,848	31,796	(8.8%)	16,638	15,166	(8.9%)
Total Generation (GWh)	19,278	19,169	(0.6%)	8,894	8,523	(4.2%)

Distribution

EBITDA in the distribution segment was 34.6% lower than in the same period of 2019, reaching US$ 854 million; explained mainly by US$ 279 million impact related to the extraordinary regulatory agreement signed by Edesur and the Argentine National State for pending claims.

Furthermore, the exchange rate effect had a US$ 213 million negative impact and lower sales were also recorded in the 4 countries. Isolating the one-off event and the exchange rate effect, EBITDA would have increased by 3.9%.

In quarterly terms, EBITDA in the 2nd quarter reached US$ 383 million, 52.5% less than in the 2nd quarter of 2019. Isolating the one-off event in 2019 and the exchange rate effect EBITDA would have fallen by 2.4%.

The consolidated number of customers showed a 0.9% increase while physical sales fell by 6.4% during the semester and 11.9% during the quarter.

Physical Data

	1H 2019	1H 2020	Var %	2Q 2019	2Q 2020	Var %
Total Sales (GWh)	59,863	56,049	(6.4%)	29,374	25,879	(11.9%)
Number of Clients	25,211,287	25,448,390	0.9%	25,211,287	25,448,390	0.9%

FINANCIAL SUMMARY

➢	The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents US$ 1,405 million

• Cash and cash equiv. + cash investments over 90 days US$ 1,454 million

• Available committed lines of credit * US$ 804 million

(*) Includes two lines of committed credits between related parties. One of them for US$ 146 million of Enel Brasil with EFI and fully available and another for US$ 150 million of Enel Americás with EFI and fully used.

➢	The average nominal interest rate in June 2020 decreased by 5.1% compared with 7.5% of the previous year, primarily affected by lower debt cost in Brazil as a result of the payment linked with the purchase of Enel Distribución Sao Paulo, better rate conditions in debt refinancing in Brazil, Colombia and the Holding and a reduction in rates associated with variable debt rates in Brazil.

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Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•        Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$ 672 million and forwards of US$ 64 million.

•	To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 146 million.

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia, and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries and associates in these four countries.

Generation business segment

The total net installed capacity of the Enel Américas Group is 11,269 MW as of June 30, 2020. The 55% of consolidated generation capacity comes from hydropower sources and 45% from thermal sources.

The Group conducts the generation business through the following subsidiaries: Enel Generación Costanera, Enel Generación el Chocón and Central Docksud in Argentina, EGP Cachoeira Dourada, Enel Generación Fortaleza and EGP Volta Grande in Brazil, Emgesa in Colombia and Enel Generación Peru and Enel Generación Piura in Peru. The electricity transmission business is carried out mainly through an interconnection line between Argentina and Brazil, through Enel Cien, a subsidiary of Enel Brasil, with a 2,100 MW transport capacity.

The following table shows the physical information for the generation segment, in cumulative and quarterly terms, as of June 30, 2020 and 2019 for each subsidiary.

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Company	Markets in which operates	Energy Sales (GWh)						Market Share
		Accumulated figures			Quarterly figures
		1H 2020	1H 2019%		2Q 2020	2Q 2019%		June 2020	June 2019

Enel Generación Costanera	SIN Argentina	3,643	3,538	3.0%	1,726	1,533	12.6%	5.8%	5.6%
Enel Generación El Chocón	SIN Argentina	1,305	1,128	15.7%	655	509	28.7%	2.1%	1.8%
Central Dock Sud	SIN Argentina	1,879	1,337	40.5%	537	271	98.2%	3.0%	2.1%
Enel Generación Perú	SICN Peru	4,871	5,454	(10.7%)	2,211	2,717	(18.6%)	21.0%	20.7%
Enel Generación Piura	SICN Peru	257	296	(13.2%)	113	143	(21.0%)	1.1%	1.1%
Enel Emgesa	SIN Colombia	8,598	8,684	(1.0%)	4,415	4,568	(3.3%)	24.9%	24.6%
EGP Cachoeira Dourada	SICN Brasil	8,928	11,003	(18.9%)	4,420	5,362	(17.6%)	3.6%	4.5%
Enel Generación Fortaleza	SICN Brasil	1,424	2,303	(38.2%)	734	990	(25.9%)	0.6%	0.9%
EGP Volta Grande	SICN Brasil	890	1,106	(19.5%)	354	545	(35.0%)	0.4%	0.5%
Total		31,796	34,848	(8.8%)	15,165	16,638	(8.9%)

Distribution business segment

The distribution business is conducted through the following subsidiaries: Edesur in Argentina, Enel Distribución Río, Enel Distribución Ceará, Enel Distribución Goiás and Enel Distribución Sao Paulo in Brazil, Codensa in Colombia and Enel Distribución Peru in Peru. These companies serve the main cities in Latin America, delivering electric service to more than 25.4 million customers.

The following tables show some key indicators of the distribution segment by subsidiary, in cumulative and quarterly terms as of June 30, 2020 and 2019:

Company	Energy Sales (GWh)[1]						Energy losses (%)
	Accumulated figures			Quarterly figures
	1H 2020	1H 2019%		2Q 2020	2Q 2019%		June 2020	June 2019

Empresa Distribuidora Sur (Edesur)	8,132	8,258	(1.5%)	3,846	4,044	(4.9%)	15.9%	14.8%
Enel Distribución Perú	3,693	4,178	(11.6%)	1,641	2,027	(19.0%)	8.3%	8.1%
Enel Distribución Río	5,471	5,772	(5.2%)	2,405	2,712	(11.3%)	22.4%	21.8%
Enel Distribución Ceará	5,580	5,898	(5.4%)	2,568	2,966	(13.4%)	14.9%	13.7%
Enel Distribución Goiás	6,783	6,920	(2.0%)	3,317	3,436	(3.5%)	12.4%	11.2%
Enel Distribución Sao Paulo	19,701	21,798	(9.6%)	8,981	10,656	(15.7%)	10.2%	9.5%
Enel Codensa	6,689	7,039	(5.0%)	3,122	3,534	(11.7%)	7.5%	7.8%
Total	56,049	59,863	(6.4%)	25,880	29,375	(11.9%)	13.0%	12.4%

1. Includes final customer sales and tolls.

Company	Clients (th)[1]				Clients/Employess
	June 2020	June 2019%			June 2020	June 2019%

Empresa Distribuidora Sur (Edesur)	2,499	2,479	0.8%		717	684
Enel Distribución Perú	1,440	1,430	0.7%		2,466	2,424
Enel Distribución Río	2,964	2,954	0.3%		3,015	3,049
Enel Distribución Ceará	4,000	4,079	(1.9%)		3,556	3,642
Enel Distribución Goiás	3,154	3,071	2.7%		2,794	2,892
Enel Distribución Sao Paulo	7,824	7,716	1.4%		1,282	1,141
Enel Codensa	3,567	3,481	2.5%		2,331	2,256
Total	25,448	25,211	0.9%		1,704	1,609

1. The number of clients for the period 2019 was modified compared to clients reported in June 2019, due to a new methodology applied since 2020.

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The following table shows revenues from energy sales by business segment, customer category, and country, in cumulative and quarterly terms as of June 30, 2020 and 2019:

Energy Sales Revenues	Accumulated figures (Figures in million US$)
	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	1H 2020	1H 2019	1H 2020	1H 2019	1H 2020	1H 2019	1H 2020	1H 2019	1H 2020	1H 2019	1H 2020	1H 2019	1H 2020	1H 2019

Generation	122	212	264	336	568	593	232	268	1,186	1,409	(356)	(380)	830	1,029
Regulated customers	-	-	110	145	297	317	135	138	542	600	(356)	(380)	186	220
Non regulated customers	-	-	127	172	165	208	84	114	376	494	-	-	376	494
Spot Market	122	212	27	13	106	68	12	10	267	303	-	-	267	303
Other Clients	-	-	-	6	-	-	1	6	1	12	-	-	1	12

Distribution	388	574	2,458	3,125	388	436	425	456	3,659	4,592	-	(12)	3,659	4,580
Residential	173	257	1,500	1,834	243	248	255	249	2,171	2,588	-	(12)	2,171	2,576
Commercial	147	213	570	734	86	118	33	55	836	1,120	-	-	836	1,120
Industrial	32	71	182	245	35	46	77	79	326	441	-	-	326	441
Other	36	33	206	312	24	24	60	73	326	443	-	-	326	443
Less: Consolidation adjustments	-	-	(132)	(160)	(151)	(158)	(73)	(74)	(356)	(392)	356	392	-	-

Energy Sales Revenues	510	786	2,590	3,301	805	871	584	650	4,489	5,609	-	-	4,489	5,609

Variation in million US$ and %.	(276)	35.1%	(711)	(21.5%)	(66)	(7.6%)	(66)	(10.2%)	(1,120)	(20.0%)	-	-	(1,120)	(20.0%)

	Quarterly figures (Figures in million US$)
Energy Sales Revenues	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	2Q 2020	2Q 2019	2Q 2020	2Q 2019	2Q 2020	2Q 2019	2Q 2020	2Q 2019	2Q 2020	2Q 2019	2Q 2020	2Q 2019	2Q 2020	2Q 2019

Generation	39	84	91	152	272	294	102	119	504	649	(174)	(181)	330	468
Regulated customers	-	-	48	62	152	167	61	54	261	283	(174)	(181)	87	102
Non regulated customers	-	-	43	87	73	100	36	58	152	245	-	-	152	245
Spot Market	39	84	-	-	47	27	5	5	91	116	-	-	91	116
Other Clients	-	-	-	3	-	-	-	2	-	5	-	-	-	5

Distribution	172	310	1,042	1,453	145	213	198	219	1,557	2,195	1	(7)	1,558	2,188
Residential	75	132	661	899	108	123	134	114	978	1,268	1	(7)	979	1,261
Commercial	64	109	213	348	25	58	7	25	309	540	-	-	309	540
Industrial	14	36	76	127	11	23	34	48	135	234	-	-	135	234
Other	19	33	92	79	1	9	23	32	135	153	-	-	135	153
Less: Consolidation adjustments	-	-	(63)	(83)	(77)	(83)	(33)	(22)	(173)	(188)	173	188	-	-

Energy Sales Revenues	211	394	1,070	1,522	340	424	267	316	1,888	2,656	-	-	1,888	2,656

Variation in million US$ and %.	(183)	46.4%	(452)	(29.7%)	(84)	(19.8%)	(49)	(15.5%)	(768)	(28.9%)	-	-	(768)	(28.9%)

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I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to Enel Américas´ controlling shareholders for the period which ended on June 30, 2020 reached US$ 297 million which represents a 45.4 % decrease in relation to the US$ 544 million income registered in the same period of the previous year.

During the second quarter of 2020, Enel Americás EBITDA reached US$ 623 million, representing a US$ 538 million decrease as compared to the second quarter of 2019, equivalent to a 46.4% decrease

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended on June 30, 2020 and 2019:

CONSOLIDATED INCOME STATEMENT (million US$)	Accumulated figures				Quarterly figures
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

Revenues	5,701	7,228	(1,527)	(21.1%)	2,485	3,642	(1,157)	(31.8%)
Sales	5,245	6,493	(1,248)	(19.2%)	2,260	3,125	(865)	(27.7%)
Other operating income	456	735	(279)	(38.0%)	225	517	(292)	(56.6%)
Procurements and Services	(3,421)	(4,213)	792	18.8%	(1,501)	(2,005)	504	25.2%
Energy purchases	(2,358)	(3,035)	677	22.3%	(1,007)	(1,449)	442	(30.5%)
Fuel consumption	(72)	(148)	76	51.4%	(21)	(58)	37	(63.8%)
Transportation expenses	(479)	(552)	73	13.2%	(219)	(261)	42	(16.1%)
Other variable costs	(513)	(479)	(34)	(7.1%)	(255)	(238)	(17)	7.0%
Contribution Margin	2,280	3,015	(735)	(24.4%)	984	1,636	(652)	(39.8%)
Personnel costs	(260)	(346)	86	24.9%	(115)	(177)	62	(35.0%)
Other fixed operating expenses	(548)	(598)	50	8.4%	(245)	(298)	53	(17.6%)
Gross Operating Income (EBITDA)	1,471	2,070	(599)	(28.9%)	623	1,161	(538)	(46.4%)
Depreciation and amortization	(427)	(480)	54	11.2%	(204)	(242)	38	(15.9%)
Impairment gains and impairment losses reversal (Impairment losses) determined in accordance with IFRS 9	(142)	(124)	(18)	(14.8%)	(62)	(75)	14	(18.1%)
Operating Income	903	1,466	(564)	(38.4%)	358	844	(486)	(57.6%)
Net Financial Income	(175)	(266)	91	34.0%	(61)	(116)	55	46.9%
Financial income	111	244	(133)	(54.4%)	31	125	(94)	(75.2%)
Financial costs	(329)	(657)	328	49.9%	(144)	(316)	172	(54.4%)
Results by units of adjustments (hyperinflation - Argentina)	36	86	(50)	(58.5%)	17	61	(44)	(72.0%)
Foreign currency exchange differences, net	7	61	(54)	(88.6%)	34	13	21	156.5%
Other Non Operating Income	3	1	2	200.0%	2	1	1	100.0%
Results of companies accounted for by participation method	3	1	2	200.0%	2	1	1	100.0%
Net Income Before Taxes	730	1,201	(471)	(39.2%)	299	729	(430)	(59.1%)
Income Tax	(254)	(374)	120	32.1%	(132)	(218)	86	(39.4%)
Net Income from Continuing Operations	476	827	(351)	(42.5%)	166	511	(345)	(67.5%)

NET INCOME	476	827	(351)	(42.5%)	166	511	(345)	(67.5%)
Net Income attributable to owners of parent	297	544	(247)	(45.4%)	89	340	(251)	(73.7%)
Net income attributable to non-controlling interest	179	283	(104)	(36.7%)	77	171	(94)	(55.0%)

Earning per share US$ (*)	0.00390	0.00948	(0.00557)	(58.8%)	0.00117	0.00592	(0.00474)	(80.2%)

(*) As of June 30, 2020 and 2019 the average number of ordinary shares were 76,086,311,036 and 57,452,644,668, respectively

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EBITDA:

EBITDA during the period which ended on June 30, 2020 reached US$ 1,471 million, which represents a US$ 599 million decrease, equivalent to a 28.9% decrease in comparison to the US$ 2,070 million EBITDA for the period which ended on June 30, 2019.

During the second quarter of 2020, Enel Américas’ EBITDA reached US$ 623 million, representing a US$ 538 million decrease as compared to the second quarter of 2019, equivalent to a 46.4% decrease.

The economic impact derived from the decrease in demand due to the economic slowdown resulting from the effects of COVID-19 for this quarter is estimated by US $ 187 million at the EBITDA level, of which US$ 10 million corresponds to Argentina, US$ 120 million to Brazil, US$ 27 million to Colombia and US$ 30 million to Peru.

Operating income, operating costs, staff expenses and other costs by nature for the operations that determine our EBITDA, broken down for each business segment are presented below:

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT (million US$)	Accumulated figures				Quarterly figures
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

Generation and Transmission businesses:
Argentina	124	223	(99)	(44.4%)	40	93	(53)	(56.9%)
Brazil	291	375	(85)	(22.6%)	99	170	(71)	(41.6%)
Colombia	579	612	(33)	(5.5%)	277	307	(30)	(9.9%)
Peru	238	284	(45)	(16.0%)	105	125	(20)	(16.1%)
Revenues Generation and Transmission businesses	1,232	1,494	(262)	(17.6%)	521	695	(174)	(25.1%)

Distribution business:
Argentina	410	893	(484)	(54.2%)	183	615	(432)	(70.2%)
Brazil	3,233	3,948	(715)	(18.1%)	1,398	1,888	(490)	(26.0%)
Colombia	757	828	(71)	(8.5%)	357	410	(52)	(12.8%)
Peru	442	480	(38)	(7.9%)	205	233	(28)	(11.9%)
Revenues Distribution business	4,841	6,149	(1,307)	(21.3%)	2,144	3,146	(1,002)	(31.9%)
Less: consolidation adjustments and other activities	(372)	(415)	43	(10.3%)	(181)	(200)	19	(9.6%)

Total consolidated Revenues Enel Américas	5,701	7,228	(1,527)	(21.1%)	2,485	3,642	(1,157)	(31.8%)

Generation and Transmission businesses:
Argentina	(16)	(78)	62	(79.2%)	(1)	(25)	23	(94.3%)
Brazil	(170)	(169)	(1)	0.6%	(64)	(95)	32	(33.3%)
Colombia	(204)	(214)	9	(4.4%)	(102)	(100)	(2)	1.7%
Peru	(71)	(101)	29	(29.0%)	(34)	(34)	(1)	1.5%
Procurement and Services Generation and Transmission businesses	(462)	(562)	100	(17.7%)	(201)	(254)	53	(20.7%)

Distribution business:
Argentina	(277)	(445)	168	(37.7%)	(121)	(240)	119	(49.7%)
Brazil	(2,330)	(2,835)	505	(17.8%)	(1,031)	(1,332)	301	(22.6%)
Colombia	(432)	(479)	47	(9.9%)	(198)	(227)	29	(12.8%)
Peru	(291)	(310)	18	(6.0%)	(130)	(154)	23	(15.1%)
Procurement and Services Distribution business	(3,330)	(4,069)	739	(18.2%)	(1,480)	(1,953)	473	(24.2%)
Less: consolidation adjustments and other activities	371	417	(47)	(11.2%)	180	201	(21)	(10.4%)

Total consolidated Procurement and Services Enel Américas	(3,421)	(4,213)	792	(18.8%)	(1,501)	(2,005)	504	(25.2%)

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Continuation:

EBITDA FROM CONTINUING OPERATIONS BY BUSINESS SEGMENT	Accumulated figures				Quarterly figures
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

Generation and Transmission businesses:
Argentina	(15)	(20)	5	(23.1%)	(8)	(11)	3	(28.6%)
Brazil	(7)	(8)	1	(17.0%)	(3)	(4)	1	(27.6%)
Colombia	(13)	(14)	1	(5.8%)	(6)	(7)	1	(8.0%)
Peru	(13)	(14)	1	(7.1%)	(6)	(7)	1	(14.6%)
Personnel Expenses Generation and Transmission businesses	(48)	(56)	8	(13.8%)	(22)	(28)	6	(20.2%)

Distribution business:
Argentina	(46)	(69)	23	(33.4%)	(19)	(43)	24	(55.0%)
Brazil	(122)	(170)	48	(28.4%)	(52)	(80)	29	(35.6%)
Colombia	(21)	(25)	4	(17.1%)	(11)	(13)	2	(14.6%)
Peru	(12)	(13)	1	(9.2%)	(6)	(7)	1	(15.2%)
Personnel Expenses Distribution business	(201)	(278)	77	(27.7%)	(87)	(142)	55	(38.6%)
Less: consolidation adjustments and other activities	(11)	(13)	2	(13.6%)	(5)	(7)	1	(19.9%)

Total consolidated Personnel Expenses Enel Américas	(260)	(346)	86	(24.9%)	(115)	(177)	62	(35.0%)

Generation and Transmission businesses:
Argentina	(16)	(15)	(1)	7.8%	(10)	(9)	(1)	7.2%
Brazil	(7)	(11)	5	(41.0%)	(3)	(7)	4	(57.9%)
Colombia	(17)	(19)	2	(11.0%)	(8)	(11)	3	(23.8%)
Peru	(20)	(21)	1	(4.7%)	(10)	(11)	1	(6.2%)
Other Expenses Generation and Transmission businesses	(60)	(66)	7	(10.0%)	(31)	(38)	7	(17.4%)

Distribution business:
Argentina	(65)	(87)	22	(25.4%)	(29)	(49)	20	(41.2%)
Brazil	(321)	(335)	14	(4.1%)	(136)	(164)	28	(17.0%)
Colombia	(48)	(53)	5	(9.4%)	(21)	(24)	4	(15.1%)
Peru	(22)	(23)	1	(2.6%)	(8)	(9)	1	(6.0%)
Other Expenses Distribution business	(456)	(498)	41	(8.3%)	(194)	(246)	52	(21.2%)
Less: consolidation adjustments and other activities	(32)	(35)	2	(7.0%)	(20)	(14)	(6)	43.4%

Total consolidated Other Expenses Enel Américas	(548)	(598)	50	(8.2%)	(245)	(298)	53	(17.6%)

EBITDA

Generation and Transmission businesses:
Argentina	77	111	(34)	(30.5%)	21	49	(28)	(57.0%)
Brazil	107	187	(80)	(42.6%)	30	64	(34)	(53.3%)
Colombia	344	365	(21)	(5.8%)	160	189	(29)	(15.3%)
Peru	134	148	(14)	(9.5%)	55	74	(19)	(25.7%)
EBITDA Generation and Transmission businesses	662	811	(148)	(18.3%)	266	376	(110)	(29.1%)

Distribution business:
Argentina	22	293	(271)	(92.6%)	15	284	(269)	(94.9%)
Brazil	460	608	(148)	(24.4%)	180	312	(132)	(42.4%)
Colombia	256	270	(14)	(5.1%)	128	145	(17)	(11.7%)
Peru	116	133	(17)	(12.8%)	61	64	(3)	(4.7%)
EBITDA Distribution business	854	1,304	(451)	(34.6%)	383	805	(421)	(52.5%)
Less: consolidation adjustments and other activities	(45)	(45)	0	(0.6%)	(26)	(20)	(7)	33.5%

Total consolidated EBITDA Enel Américas	1,471	2,070	(599)	(28.9%)	623	1,161	(538)	(46.4%)

9

EBITDA OF THE GENERATION SEGMENT:

Argentina

ARGENTINA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

Enel Generación Costanera	40	53	(13)	(24.5%)	10	21	(11)	(53.7%)
Enel Generación Chocón	20	30	(10)	(33.4%)	9	17	(8)	(44.5%)
Central Dock Sud	17	25	(8)	(32.4%)	2	10	(8)	(77.8%)
Enel Trading Argentina	-	3	(3)	(100.0%)	0	1	(1)	(91.2%)

EBITDA Generation Business	77	111	(34)	(30.5%)	21	49	(28)	(57.0%)

EBITDA of our generation segment in Argentina reached US$ 77 million as of June 30, 2020 representing a US$ 34 million decrease as compared to the same period of 2019. The main variables, by subsidiary, which explain this decrease are described below:

Enel Generación Costanera S.A.: Lower EBITDA of US$ 13 million, mostly attributable to the conversion effects of the Argentine peso in relation to the US dollar.

•	Enel Generación Costanera’s operating revenues decreased by US$ 60 million, or 46.3%, in relation to the same period of the year before. The decrease is mainly explained by: (i) US$ 44 million from lower revenues as a result of the devaluation of the Argentine peso against the US dollar; (ii) US$ 44 million lower sales revenue, mainly due to the effects of Resolution No. 12/2019, applicable as of 2020, which established that fuel supply be provided once again by CAMMESA. This was partially offset by (i) US$ 3 million in higher energy sales (+105 GWh); (ii) US$ 21 million in higher revenues due to the application of new Resolution No. 31/2020, applicable as of February 2020, which established that the values of energy and power must be collected in Argentine pesos, using the exchange rate against US dollar in force at the billing date and (iii) US$ 4 million from higher remuneration, also as a result of Resolution 31/2020, stemming from generation during high demand periods.

•	Enel Generación Costanera’s operating costs decreased by US$ 44 million which is explained mainly by: (i) US$ 44 million in lower gas consumptions as a result of the application of Resolution No. 12/2019, mentioned above; and (ii) US$ 6 million as a result of the devaluation of the Argentine peso. This was partially offset by US$ 6 million in higher transport costs, stemming from higher prices resulting from domestic inflation.

•	Enel Generación Costanera’s staff expenses decreased by US$ 3 million which is mainly explained by the US$ 7 million lower costs, as a result of the devaluation of the Argentine peso in relation to the US dollar, offset by US$ 4 million in salary increases, mainly explained by the recognition of inflation in salaries and other social burdens.

•	Enel Generación Costanera’s other expenses by nature were in line with the same period of the year before.

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In relation to the second quarter of 2020, EBITDA of our subsidiary Costanera reached US$ 10 million, representing a US$ 11 million decrease as compared to the same quarter of the previous year. The above is mainly explained by (i) lower operating income of US$ 31 million, which includes the conversion effect of the Argentine peso against the US dollar of US$ 10 million and lower sales revenues totaling US$ 25 million, mainly due to the effects of Resolution No. 12/2019, partially offset by higher sales of US$ 4 million (+193 GWh); (ii) lower operating costs of US$ 20 million, mainly due to lower gas consumptions of US$ 25 million, the application of Resolution No. 12/2019, offset by US$ 5 million in higher transport costs.

Enel Generación El Chocón: Lower EBITDA of US$ 10 million mainly due to lower revenues as a result of the devaluation of the Argentine peso in relation to the US dollar.

•	Enel Generación El Chocón operating revenues decreased by US$ 11 million in relation to the same period of last year, mostly because of lower conversion revenues of US$ 16 million, as a result of the devaluation of the Argentine peso against the US dollar, offset by (i) US$ 2 million higher energy sales (+177 GWh); and (ii) US$ 3 million in higher remuneration, due to the application of Resolution 31/2020, stemming from generation during high demand periods.

•	Enel Generación El Chocón operating costs were in line with the same period of the year before.

•	Staff expenses in Enel Generación El Chocón were in line with the same period of the year before.

•	Other expenses by nature in Enel Generación El Chocón decreased by US$ 1 million mainly as a result of the devaluation of the Argentine peso against the US dollar.

In relation to the second quarter of 2020, EBITDA of our subsidiary Chocón reached US$ 9 million, representing a US$ 8 million decrease as compared to the same quarter of the previous year. The above was due mainly to the lower conversion effect of US$ 8 million, because of the devaluation of the Argentine peso against the US dollar.

Central Dock Sud: Lower EBITDA of US$ 8 million mainly as a result of the devaluation of the Argentine peso in relation to the US dollar.

•	Dock Sud’s operating revenues decreased by US$ 25 million, or 47.1%, in June 2020, in relation to the same period of the year before, which is explained by (i) US$ 18 million in lower revenues, as a result of the devaluation of the Argentine peso against the US dollar; (ii) US$ 20 million in lower revenues, mainly due to the effects of Resolution No. 12/2019, applicable from 2020, which established that the fuel supply must be provided once again by CAMMESA; and (iii) US$ 7 million less in other revenues for the compensation related to a claim in the TG09 turbine recorded during the first half of 2019. This was partially offset by higher energy sales of US$ 20 million (+542 GWh).

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•	Dock Sud’s operating costs decreased by US$ 18 million as compared to the same period of the previous year mainly due to (i) US$ 17 million in lower gas consumption costs, as a result of the application of resolution No. 12/2019, mentioned above; and (ii) US$4 million in lower costs resulting from the devaluation of the Argentine peso against the US dollar. This was partially offset by US$ 1 million in higher transport costs and US$1 million in higher material expenses.

•	Dock Sud’s staff expenses were in line with the same period of the year before.

•	Dock Sud’s other expenses by nature were in line with the same period of the year before.

In relation to the second quarter of 2020, EBITDA of our subsidiary Dock Sud reached US$ 2 million, which represents a US$ 8 million decrease in relation with the same quarter of the previous year. The above was mainly explained by (i) US$ 4 million lower conversion effect due to the devaluation of the Argentine peso in relation to the US dollar, (ii) US$ 7 million lower other revenues related to the compensation linked to a claim in the TG09 turbine recorded during the first half of 2019, (iii) US$ 2 million in higher fixed expenses due to increased insurance costs and increased consumption of spare parts. The above is offset by US$ 5 million higher energy sales (+266 GWh).

Brazil:

BRAZIL	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

EGP Cachoeira Dourada	43	57	(14)	(24.3%)	7	26	(19)	(72.8%)
Enel Generación Fortaleza	24	67	(43)	(64.1%)	8	9	(1)	(10.7%)
EGP Voltra Grande	18	31	(13)	(41.9%)	5	15	(10)	(65.5%)
Enel Cien	22	32	(10)	(31.3%)	10	15	(5)	(32.5%)

EBITDA Generation and Transmission Businesses	107	187	(80)	(42.6%)	30	64	(34)	(53.3%)

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 107 million in the first six months ending on June 30, 2020 representing a US$ 80 million decrease in relation to the same period of the previous year. The main variables, by subsidiary, that explain this income increase in June 2020 are described below:

EGP Cachoeira Dourada S.A.: US$ 14 million lower EBITDA due to the effects of the devaluation of the Brazilian real in relation to the US dollar.

•	EGP Cachoeira Dourada’s operating revenues decreased by US$ 71 million, or 29.1% in June 2020. This decrease is mostly explained by US$ 48 million lower income as a result of the 21.8% devaluation of the Brazilian real in relation to the US dollar, and a US$ 23 million decrease in energy sales, due to lower physical sales (-2.074 GWh), explained by lower trading energy sales, coupled with a decrease in average prices.

•	EGP Cachoeira Dourada’s operating costs decreased by US$ 56 million, or 30.9%, as of June 2020, mainly explained by US$34 million less due to the conversion effect of the devaluation of the Brazilian real and US$ 22 million in lower energy purchases (-2,064 GWh), due to lower trading energy sales, coupled with a decrease in average prices.

12

•	EGP Cachoeira Dourada’s staff expenses were in line with the same period of the year before.

•	EGP Cachoeira Dourada’s other expenses by nature were in line with the same period of the year before.

In relation to the second quarter of 2020, EBITDA of our subsidiary EGP Cachoeira Dourada reached US$ 7 million, representing a US$ 19 million decrease as compared to the same quarter of the previous year, explained mainly by lower energy sales of US$ 28 million, a decrease in physical sales (-942 GWh) from lower trading energy, plus decrease in average prices and US$ 6 million from the conversion effect due to the devaluation of the Brazilian real against the US dollar. The above, offset by US$ 15 million lower energy purchases, lower physical purchase (-1,022 GWh), due to the decrease in trading energy sales, coupled with a decrease in average prices.

Enel Generación Fortaleza: US$ 43 million lower EBITDA mainly due to lower energy sales and due to the conversion effects of the Brazilian real

•	Enel Generación Fortaleza’s operating revenues decreased by US$ 70 million, mainly US$ 49 million in lower energy sales stemming from lower demand (-879 GWh), and US$ 20 million less revenues from the conversion effects due to the devaluation of the Brazilian real in relation to the US dollar.

•	Enel Generación Fortaleza’s operating costs decreased by US$ 25 million mainly because of: (i) US$13 million lower costs due to the devaluation of the Brazilian real relative to the US dollar; and (ii) a US$ 24 million reduction in energy purchases due to lower purchase prices and higher own production, an effect that was partially offset by higher gas consumption of US$ 12 million, mainly as a result of Petrobras' restitution of supply in the second half of 2019.

•	Enel Generación Fortaleza’s staff expenses were in line with the same period of the previous year.

•	Enel Generación Fortaleza’s other expenses by nature decreased by US$ 2 million, stemming from the devaluation of the Brazilian real in relation to the US dollar.

In relation to the second quarter of 2020, EBITDA of our subsidiary Enel Generación Fortaleza reached US$ 8 million, representing a US$ 1 million decrease practically in line with the same period of the previous year.

13

Enel Green Power Volta Grande: US$ 13 million lower EBITDA mainly due to lower energy sales and the effects of the devaluation of the Brazilian real in relation to the US dollar.

•	EGP Volta Grande’s operating revenues decreased by US$ 25 million and can be explained by (i) US$ 17 million in lower energy sales due to lower physical sales of US$ 12 million (-216 GWh) due to lower energy sales and US$ 5 million lower average sale prices; and (ii) US$ 8 million lower conversion effects due to the devaluation of the Brazilian real against the US dollar.

•	EGP Volta Grande’s operating costs decreased US$ 12 million, due to lower energy purchases (-181 GWh) stemming from lower energy sales.

•	EGP Volta Grande’s staff costs were in line with the same period of the year before.

•	EGP Volta Grande’s other expenses by nature were in line with the same period of the year before.

In relation to the second quarter of 2020, EBITDA of our subsidiary EGP Volta Grande reached US$ 5 million, which represents a US$ 10 million decrease from the same quarter of the previous year. This variation is mainly explained by (i) US$ 14 million lower energy sales, a decrease in physical sale (-191 GWh) due to lower energy sales and lower average sale prices; and (ii) US$ 3 million from lower conversion effect due to the devaluation of the Brazilian real against the US dollar. This was partially offset by US$ 7 million in lower energy purchases, lower physical purchase (-102 GWh), due to the decrease in energy sales as mentioned above.

Enel Cien S.A.: US$ 10 million lower EBITDA as a result of lower conversion effects resulting from the 21.8 % devaluation of the Brazilian real in relation to the US dollar by US$ 6 million and US$ 5 million in lower transmission revenues.

In relation to the second quarter of 2020, EBITDA of our subsidiary Enel CIEN reached US$ 10 million, which represents a US$ 5 million decrease from the same quarter of last year, mainly explained by lower conversion effect related to the devaluation of the Brazilian real against the US dollar.

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Colombia:

COLOMBIA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

Enel Emgesa	344	365	(21)	(5.8%)	160	189	(29)	(15.3%)

EBITDA Generation Business	344	365	(21)	(5.8%)	160	189	(29)	(15.3%)

Cumulative EBITDA of our generation subsidiary in Colombia reached US$ 344 million as of June 30, 2020 which represents a US$21 million decrease in relation to the same period of the previous year. The main variables that explain this decrease in the results are described below:

•	Emgesa’s operating revenues decreased by US$ 33 million, or 5.5 % in relation to the same period of the year before, mainly due to (i) US$ 92 million lower revenues as a result of the 13.7% devaluation of the Colombian peso in relation to the US dollar; and (ii) a US$ 5 million decrease of other operating income due to the financing of insurance compensation received in June 2019 for the El Quimbo hydroelectric plant accident. This was partially offset by a US$ 64 million operational improvement, mainly due to better average sale prices (caused by low hydrology in 2020) of US$ 70 million, less US$ 6 million from lower physical sales (-86 GWh).

•	Emgesa’s operating costs decreased by US$ 10 million explained mainly by US$ 32 million from lower conversion effects due to the devaluation of the Colombian peso, partially offset by US$ 22 million higher energy purchases as a result of higher average purchase prices, despite lower physical purchases (-43 GWh) due to a lower demand in the non-regulated energy market.

•	Emgesa’s staff expenses were in line in relation to last year’s results.

•	Emgesa’s other expenses by nature decreased by US$ 2 million in relation to June 2019, mainly explained by the devaluation of the Colombian peso in relation to the US dollar.

In relation to the second quarter of 2020, EBITDA of our Colombian generation segment reached US$ 160 million, recording a US$ 29 million decrease as compared to the second quarter of 2019, mainly explained by (i) US$ 32 million less from the conversion effect due to the devaluation of the Colombian peso; (ii) US$ 5 million less in other operating income due to the termination of an insurance compensation received in June 2019 for claims related to the El Quimbo hydroelectric plant accident; and (iii) US$ 21 million higher energy purchases due to the increase in spot prices. This was partially offset by a further sale of energy totaling US$ 29 million, due to a US$ 39 million increase in stock market prices, offset by US$ 10 million in lower physical sales (-153 GWh) due to a lower demand in the non-regulated market.

15

Peru:

PERU	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

Enel Generación Perú	101	110	(9)	(8.2%)	41	56	(15)	(27.5%)
Enel Generación Piura	16	22	(6)	(27.7%)	7	10	(3)	(33.1%)
Chinango	17	16	1	8.0%	8	8	(0)	(0.2%)

EBITDA Generation Business	134	148	(14)	(9.5%)	55	74	(19)	(25.7%)

EBITDA of our generation subsidiaries in Peru reached US$ 134 million as of June 30, 2020, which represents a US$ 14 million decrease in relation to the previous year. The main variables that explain such a decrease in the June 2020 results are described below:

•	Operating revenues decreased by US$ 45 million or 16% as compared to the same period of the previous year. This decrease is mainly explained by: (i) lower energy sales of US$ 29 million due to lower physical sales (-622 GWh), partially offset by higher average prices; (ii) US$ 3 million in lower revenues for loss of profit related to Callahuanca's claims recorded in 2019; (iii) lower gas sales of US$ 7 million and (iv) US$ 6 million lower conversion effects related to the 2.7% devaluation of the new Peruvian sol in relation to the US dollar.

•	Operating costs decreased by US$ 29 million or 29% as of June 2020, mainly as a result of: (i) US$ 6 million lower energy purchases; (ii) US$ 15 million lower gas consumption, due to lower production in thermal power plants; and (iii) US$ 8 million lower gas transport and distribution costs for reduction of Take or Pay levels with suppliers.

•	Staff costs of the generation subsidiaries in Peru decreased by US$ 1 million, practically in line with June 2019.

•	Other expenses by nature of the generation subsidiaries in Peru decreased by US$ 1 million, practically in line with June 2019.

In relation to the second quarter of 2020, EBITDA of our Peruvian generation segment reached US$ 55 million which represents a US$ 19 million decrease from the same quarter of the previous year. This variation is mainly explained by lower revenues from energy sales of US$ 16 million due to lower physical sales (-536 GWh), and US$ 3 million in lower gas sales.

16

DISTRIBUTION SEGMENT EBITDA:

Argentina:

ARGENTINA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

Edesur	22	293	(271)	(92.6%)	15	284	(269)	(94.9%)

EBITDA Distribution Business	22	293	(271)	(92.6%)	15	284	(269)	(94.9%)

EBITDA of our distribution subsidiary in Argentina, Empresa Distribuidora Sur (Edesur) reached US$ 22 million for the six-month period ended on June 30, 2020, representing a US$ 271 million decrease as compared to the same period of the previous year. The main variables, which explain this decrease in the June 2020 results, are described below:

•	Edesur’s operating revenue decreased by US$ 484 million or 54.1% as of June 2020, mainly explained by (i) US$ 279 million lower revenues resulting from the regulatory agreement signed between Edesur and the Argentine National State in 2019, which ended outstanding reciprocal claims that arose during the 2006-2016 transition period; and (ii) lower revenues of US$ 265 million, corresponding to the conversion effect as a result of the devaluation of the Argentine peso against the US dollar. This was partially offset by higher energy sales totaling US$ 60 million as a result of the indexation of own distribution costs despite lower physical sales of (-126 GWh), explained mainly as a consequence from COVID-19.

•	Edesur’s operating costs decreased by US$ 168 million or 37.7%, explained mainly by (i) US$ 181 million decrease as a result of the devaluation of the Argentine peso against the US dollar and (ii) US$ 4 million decrease in other supplies. This was partially offset by (i) US$ 8 million increased costs of energy purchases as a result of the quantity effect (due to the increase in energy losses from 14.8% in June 2019 to 15.9% in the current period) of US$ 4 million and due to the price effect of US$ 4 million and (ii) US$ 9 million in higher transport costs due to the increase in service prices in line with inflation.

•	Edesur’s staff expenses decreased by US$ 23 million or 33.4%, mainly explained by (i) US$ 30 million lower expenses due to lower conversion effects, as a result of the devaluation of the Argentine peso against the US dollar (ii) lower expenses for pension and retirement plans and legal disputes totaling US$ 12 million. This was partially offset by US$ 18 million in wage increases, mainly explained by the recognition of inflation in wages and social burdens.

•	Edesur’s other expenses by nature decreased by US$ 22 million mainly explained by lower effects due to the US$ 40 million devaluation of the Argentine peso, offset by higher costs for maintenance, services and network renewal and others totaling US$ 15 million and US$ 3 million for the purchase of safety and sanitation elements linked to COVID-19.

17

In relation to the second quarter of 2020, EBITDA of our Argentine distribution segment reached US$ 15 million, which represents a US$ 269 million decrease as compared to the same quarter of the previous year. This was mainly explained by (i) US$ 279 million as a result of the regulatory agreement signed between Edesur and the Argentine National State in 2019 and (ii) US$ 20 million for a lower conversion effect as a result of the devaluation of the Argentine peso against the US dollar. The above was partially offset by (i) US$ 10 million in higher energy sales revenue mainly due to higher energy sales, as a result of indexing own distribution costs despite lower physical sales (-198 GWh), explained mainly by as a consequence from COVID-19; and (ii) a US$ 20 million decrease in the cost of purchasing energy due to lower physical purchases (-69 GWh) of US$ 3 million and US$ 17 million in lower purchase prices.

ARGENTINA
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2020	June 2019	% Change	June 2020	June 2019	% Change

Edesur	15.9%	14.8%	7.4%	2.50	2.48	0.8%

Total Distribution Business	15.9%	14.8%	7.4%	2.50	2.48	0.8%

Brazil:

BRAZIL	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

Enel Distribución Río	102	146	(44)	(30.0%)	44	67	(23)	(35.0%)
Enel Distribución Ceará	89	87	2	2.6%	37	58	(21)	(36.0%)
Enel Distribución Goiás	59	121	(62)	(51.1%)	24	44	(21)	(46.7%)
Enel Distribución Sao Paulo	210	255	(45)	(17.6%)	76	143	(67)	(47.1%)

EBITDA Distribution Business	460	608	(148)	(24.4%)	180	312	(132)	(42.4%)

Cumulative EBITDA as of June 30, 2020 of our distribution subsidiaries in Brazil reached US$ 460 million representing a US$ 148 million decrease as compared to the same period of the previous year. The main variables that explain this decrease are described below:

Enel Distribución Río S.A.: US$ 44 million lower EBITDA mostly attributable to the effects the devaluation of the Brazilian real in relation to the US dollar and lower physical sales.

•        Enel Distribución Rio’s operating revenue decreased by US$ 168 million or 21.6% as of June 2020,mainly explained by (i) US$ 170 million lower revenues as a result of the conversion effects due to the 21.8% devaluation of the Brazilian real in relation to the US dollar; and (ii) US$ 44 million in revenues from lower energy sales due to lower physical energy volume of US$ 63 million (-301 GWh), mainly as a result of the COVID-19, less US$19 million from a positive effect generated by higher average sale prices. This was partially offset by increased other operating revenues, which went up by US$ 46 million, explained by higher construction revenues from the application of IFRIC 12 "Service Grant Agreements" (hereinafter "IFRIC 12").

18

•        Enel Distribución Rio’s operating costs decreased by US$ 100 million or 19% in relation to June 2019 explained mainly by: (i) US$ 119 million in lower costs as a result of the conversion effects due to the devaluation of the Brazilian real; and (ii) US$ 35 million in lower energy consumption explained by lower physical energy purchases of US$ 60 million (-301 GWh) offset by US$ 25 million in higher average prices. The above was offset by (i) a US$ 46 million increase of other variable supplies and services due to construction costs related to the application of IFRIC 12 and (ii) US$ 8 million higher costs of energy transport due to higher fees for network use.

•	Staff expenses decreased by US$ 5 million due mainly to the lower conversion effects stemming from the devaluation of the Brazilian real in relation to the US dollar.

•	Other expenses by nature decreased by US$ 19 million due mainly to the lower conversion effects stemming from the devaluation of the Brazilian real in relation to the US dollar.

In relation to the second quarter of 2020, EBITDA of our subsidiary Enel Distribución Río reached US$ 44 million which represents a US$ 23 million decrease from the same quarter of the previous year. This variation is mainly explained by (i) US$ 18 million in conversion effect due to the devaluation of the Brazilian real; (ii) a US$ 18 million decrease in other services from lower revenues with energy tolls for customers, due to a lower use of the grid as a result of the COVID-19 pandemic. This was partially offset by (i) a US$ 9 million decrease in other fixed expenses from lower civil contingencies; and (ii) a US$ 3 million increase in energy sales due to higher average sale prices, despite lower physical sales (-307 GWh), also as a result of the COVID-19 pandemic.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2020	June 2019	% Change	June 2020	June 2019	% Change

Enel Distribución Río	22.4%	21.8%	2.8%	2.96	2.95	0.3%

Enel Distribución Ceará S.A.: US$ 2 million higher EBITDA mainly due to higher average energy sale prices.

  Enel Distribución Ceará’s operating revenue decreased by US$ 92 million or 14.1% as of June 2020, explained mainly by ( (i) US$ 156 million in lower revenues as a result of the conversion effects due to the 21.8% devaluation of the Brazilian real in relation to the US dollar and (ii) a US$ 24 million decrease in other services for energy tolls, due to a decreased use of the network, mainly as a result of COVID-19. This was partially offset by (i) a US$ 51 million increase in energy sales mainly due to higher average sale prices and 4.34% rate increase compared to the previous year, despite lower physical sales (-318 GWh), mainly as a result of COVID-19, and (ii) a US$ 37 million increase in other revenues due to US$ 44 million in higher construction revenues due to the application of IFRIC 12 "Service Grant Agreement" (hereinafter "IFRIC 12"), offset by US$ 7 million less revenue from mutual use.
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  Operating costs decreased by US$ 86 million, compared to June 2019 mainly explained by: (i) US$ 110 million in lower costs as a result of the conversion effects due to the devaluation of the Brazilian real; and (ii) US$ 20 million in lower energy purchase due to the decrease in physical energy purchases (-239 GWh), offset by a US$ 44 million increase in other variable supplies and services due to construction costs of IFRIC 12.

  Staff costs decreased by US$6 million compared to the same period of the previous year, mainly due to the devaluation of the Brazilian real against the US dollar

  Other expenses by nature decreased by US$ 2 million compared to the period of June 2019, mainly due to the devaluation of the Brazilian real of US$ 16 million, offset by US$ 7 million in higher expenses for the increase in fines and contingencies and US$ 7 million for greater maintenance services due to atypical climate conditions in the region that put service quality at risk.

In relation to the second quarter of 2020, EBITDA of our subsidiary Enel Distribución Ceará reached US$ 37 million, which represents a US$ 21 million decrease from the same quarter of the previous year. This variation is mainly explained by (i) US$ 16 million in conversion effect due to the devaluation of the Brazilian real; (ii) a US$ 16 million decrease in other services from lower revenue for energy tolls, due to lower network usage and (iii) US$ 6 million higher fixed expenses, mainly due to the difficult weather conditions that have led to rain and a higher level of atmospheric discharges compared to other years, jeopardizing scheduled maintenance activities and the control center. The above was offset by (i) US$ 11 million in lower energy purchases due to lower physical energy purchases (-354 GWh) mainly due to COVID-19; and (ii) US$ 6 million in increased energy sales due to higher prices compared to a higher adjustment for inflation totaling US$ 11 million offset by US$ 4 million in lower energy volume (-398 GWh), mainly as a result of COVID-19.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2020	June 2019	% Change	June 2020	June 2019	% Change

Enel Distribución Ceará	14.9%	13.7%	8.8%	4.00	4.08	(1.9%)

Enel Distribución Goiás: US$ 62 million lower EBITDA mainly due to the devaluation of the Brazilian real in relation to the US dollar.

  Operating income in Enel Distribución Goiás decreased by US$ 121 million or 16.1% as of June 2020 and is mainly explained by US$ 176 million lower revenues as a result of the conversion effects due to the 21.8% devaluation of the Brazilian real in relation to the US dollar. This was partially offset by (i) a US$ 11 million increase in energy sales due to lower compensation for customers for the quality of service totaling US$ 23 million and for smaller sectoral commissions payable at US$ 23 million, offset by US$ 35 million in lower physical energy sales (-137 GWh), mainly due to the impact of COVID-19; (ii) a US$ 8 million increase in other services explained by an increase in toll revenue due to the tariff adjustment of free customers; and (iii) US$ 36 million increase in other revenues explained by higher construction revenues of US$ 43 million from the application of IFRIC 12, an effect that was partially offset by Service Grant Agreement" (hereinafter "IFRIC12"), offset by US$ 7 million in lower fines from resettling with customers.

20

  Operating costs decreased by US$ 67 million, mainly explained by US$ 127 million of lower conversion effects, due to the devaluation of the Brazilian real. The above was partially offset by (i) US$ 9 million in higher transport costs for higher network usage rate, (ii) higher cost per energy purchase of US$ 8 million, for higher average prices; and (iii) US$ 43 million in higher other variable supplies and services which correspond mainly to lower construction costs due to the application of IFRIC 12.

  Staff costs decreased by US$ 9 million, explained by US$ 4 million from lower conversion effect due to the devaluation of the Brazilian real, a US$ 2 million increase in the activation of staff costs stemming from greater investments to improve service quality and a US$ 3 million decrease in staff spending in relation to the retirement plans from the previous year.

  Other cost by nature increased by US$ 18 million, which is explained by higher expenses for maintenance and conservation of electrical installations, meter reading services, customer and other related services totaling US$ 34 million and US$ 11 million in higher costs for fines for service quality, offset by US$ 27 million of lower conversion effects due to the devaluation of the Brazilian real.

In relation to the second quarter of 2020, EBITDA of our subsidiary Enel Distribución Goiás reached US$ 24 million, which represents a US$ 21 million decrease from the same quarter of the previous year. This variation is mainly explained by (i) a US$ 26 million increase in other fixed expenses due to increased network maintenance totaling US$ 21 million and US$ 9 million fines costs for service quality offset by US$ 4 million in lower contingency costs; (ii) US$ 3 million in higher transport costs for higher network usage fees; (iii) US$ 4 million in higher energy purchase expenses due to higher average prices; (iv) a US$ 4 million decrease in other operating income due to lower revenue from fines of resettling with clients; and (v) US$ 9 million in conversion effects due to the devaluation of the Brazilian real. All of the above was offset by higher energy sales totaling US$ 25 million, explained by a US$ 24 million increase in energy sales rate from the fine effect for service quality recorded in the second quarter of 2019 totaling US$ 18 million and US$ 5 million in higher subsidies, offset by US$ 22 million in lower physical sales (-119 GWh), mainly due to the impact of COVID-19.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2020	June 2019	% Change	June 2020	June 2019	% Change

Enel Distribución Goiás	12.4%	11.2%	10.7%	3.15	3.07	2.7%

Enel Distribución Sao Paulo: (former Eletropaulo) US$ 45 million lower EBITDA mainly due to the devaluation of the Brazilian Real in relation to the US dollar.

•        Operating revenues in Enel Distribución Sao Paulo decreased by US$ 335 million, compared to the same period of the previous year. The main variations are explained below: US$ 399 million in lower revenues due to the conversion effects stemming from the devaluation of the Brazilian real in relation to the US dollar. The above was partially offset by (i) US$ 1 million in higher energy sales explained by tariff increases resulting from the tariff review applied from July 2019 and totaling US$ 282 million, offset by lower physical sales of US$ 281 million (-2,097 GWh), mainly due to the impact of COVID-19, (ii) US$ 29 million in other services, higher revenue from toll services from free customers and (iii) US$ 34 million due to higher construction revenue from the application of IFRIC 12 "Service Grant Agreements" (hereinafter "IFRIC12").

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•        Operating costs decreased by US$ 253 million, compared to June 2019 and are mainly explained by: US$ 293 million in lower costs as a result of the conversion effects due to the devaluation of the Brazilian real in relation to the US dollar, offset by (i) increase in other variable supplies and services due to construction costs stemming from the application of IFRIC 12, (ii) a US$ 2 million increase in energy purchases and (iii) US$ 4 million in higher transport costs due to the increase in network usage fees.

•        Staff costs decreased by US$ 28 million compared to June 2019,, mainly from US$ 23 million resulting from the conversion effects of the devaluation of the Brazilian real against the US dollar and US$ 5 million due to the increased activation of staff costs stemming from increased investment in projects to improve service quality.

•        Other expenditures by nature decreased by US$ 10 million compared to June 2019, mainly due to the devaluation of the Brazilian real totaling US$ 26 million, offset by a US$ 16 million increase mainly for third-party service costs for lines and networks maintenance and other services.

In relation to the second quarter of 2020, EBITDA of our subsidiary Enel Distribución Sao Paulo reached US$ 76 million representing a US$67 million decrease from the same quarter of last year. This variation is mainly explained by (i) US$ 35 million from the conversion effect due to the devaluation of the Brazilian real, (ii) a US$ 243 million decrease in energy sales from lower physical sales (-1,675 GWh.) totaling US$ 23 million, mainly due to the effects of COVID-19, and US$ 220 million in lower revenues as a result of the low average temperatures of approximately 3%, which led to lower energy consumption, offset by the price increase resulting from the rate review applied in July 2019, leading to a US$ 199 million increase; (iii) US$ 5 million in lower transportation costs and (iv) US$ 4 million in lower staff costs due to the increased activation of staff costs, stemming from the increased investment in projects to improve service quality.

BRAZIL
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2020	June 2019	% Change	June 2020	June 2019	% Change

Enel Distribución Sao Paulo	10.2%	9.5%	7.4%	7.82	7.72	1.4%

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Colombia:

COLOMBIA	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

Enel Codensa	256	270	(14)	(5.1%)	128	145	(17)	(11.7%)

EBITDA Distribution Business	256	270	(14)	(5.1%)	128	145	(17)	(11.7%)

Codensa S.A.: US$ 14 million lower EBITDA mostly explained by the devaluation of the Colombian peso in relation to the US dollar.

EBITDA of our subsidiary Codensa in Colombia reached US$ 256 million on June 30, 2020 which represents a US$ 14 million decrease in relation to the same period of the previous year. The main variables that explain such increase are described below:

•	Operating revenues in Codensa decreased by US$ 70 million, or 8.5% as of June 2020 mainly explained by US$ 119 million of lower conversion effects due to the 13.7% devaluation of the Colombian peso in relation to the US dollar. This was partially offset by (i) a US$ 20 million increase due to the increased revenue from the recognition of 2019 investments, which are remunerated at a higher tariff, (ii) US$ 11 million related to better average sale prices, despite lower physical sales of (-350 GWh) due to the COVID-19 impact; (iii) a US$ 8 million increase from higher revenue for the recognition of the Administration, Operation and Maintenance (AOM), for loss management according to the new CREG 189 resolution from December 2019; and (iv) a US$ 10 million increase mainly for better credit card margins as of November 2019 and related to the start of the new Open Book model with Colpatria.

•	Operating costs decreased by US$ 47 million or 9.9% as of June 2020 and are mainly explained by US$ 68 million from lower conversion effects due to the devaluation of the Colombian peso against the US dollar. This was partially offset by (i) a US$ 2 million increase in energy purchases, due to in higher average energy prices, stemming from low water reserves in the first half of 2020; (ii) a US$ 8 million increase in energy transport costs caused by the incorporation of new construction units into the national transmission system (STN); and (iii) US$ 11 million in higher costs of other supplies and services mainly for regulatory contributions, higher taxes, line connections and maintenance charges.

•	Staff costs decreased by US$ 4 million and are mainly explained by the US$3 million devaluation of the Colombian peso against the US dollar and increased labor activations in investment projects totaling US$ 5 million. This was partially offset by US$ 4 million in increased wage adjustment expenses and additional benefits under the Collective Agreement.

•	Other expenditures by nature decreased by US$ 5 million, mainly due to the conversion effects stemming from the devaluation of the Colombian peso against the US dollar.

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In relation to the second quarter of 2020, EBITDA of our generation segment in Colombia reached US$ 128 million, recording a US$ 17 million decrease as compared to the second quarter of 2019, explained mainly by (i) the US$ 23 million devaluation of the Colombian peso against the US dollar; and (ii) US$ 10 million from the increase in transport costs and other supplies. This was partially offset by a US$ 13 million increase due to higher revenue from the recognition of investments in 2019, remunerated at a higher tariff, and AOM recognition for loss management and (ii) a US$ 3 million increase mainly from better margins of the new Open Book model credit cards with Colpatria.

COLOMBIA
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2020	June 2019	% Change	June 2020	June 2019	% Change

Enel Codensa	7.5%	7.8%	(3.9%)	3.57	3.48	2.5%

Total Distribution Business	7.5%	7.8%	(3.9%)	3.57	3.48	2.5%

Peru:

PERU	EBITDA (million US$)
Subsidiaries	Accumulated figures				Quarterly figures
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

Enel Distribución Perú	116	133	(17)	(12.8%)	61	64	(3)	(4.7%)

EBITDA Distribution Business	116	133	(17)	(12.8%)	61	64	(3)	(4.7%)

EBITDA of our subsidiary Enel Distribución Peru reached US$ 116 million as of June 30, 2020, representing a US$ 17 million decrease as compared to the same period of the previous year. The variables that explain this decrease are detailed below:

•	Operating revenues in Enel Distribución Peru decreased by US$ 38 million, or 7.9% as of June 2020, mainly explained by (i) US$ 13 million of lower conversion effects due to the 2.7% devaluation of the new Peruvian sol against the US dollar; (ii) US$ 21 million in lower physical energy sales (-485 GWh), equivalent to US$ 42 million from lower energy consumption mainly due to COVID-19 health emergency, offset by a US$ 21 million increase in average energy prices due to energy power turnover; and (iii) US$ 4 million less from other services due to lower revenues from traditional businesses such as: connections, complementary services as well as lower revenues in retail activities and lower contributions to regulatory agencies for lower revenues.

•	Operating costs decreased by US$19 million, which is mainly explained by: (i) US$ 11 million in lower energy purchases mainly explained by lower physical energy purchases (-421 GWh), due to the COVID-19 health emergency; and (ii) US$ 8 million from lower conversion effects linked to the devaluation of the new Peruvian sol.

•	Enel Distribución Peru's staff costs decreased by US$ 1 million almost in line if compared to June 2019.

•	Enel Distribución Peru's other expenses by nature decreased by US$ 1 million, practically in line with June 2019.
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In relation to the second quarter of 2020, EBITDA of our distribution subsidiary in Peru reached US$ 61 million, which represents a US$ 3 million decrease in relation to the same quarter of the previous year. This variation is mainly explained by (i) US$ 16 million in revenues from lower energy sales mainly due to lower physical energy sales (-386 GWh) equivalent to US$ 32 million as a result of lower energy consumption, mainly due to the COVID-19 health emergency, offset by a US$ 16 million increase in the average energy prices; and (ii) US$ 2 million for lower conversion effects linked to the devaluation of the new Peruvian sol. This was partially offset by lower physical energy purchases (-350 GWh), equivalent to US$ 15 million, due to the COVID-19 health emergency.

PERU
Subsidiaries	Energy Losses (%)			Clients (million)
	June 2020	June 2019	% Change	June 2020	June 2019	% Change

Enel Distribución Perú	8.3%	8.1%	2.5%	1.44	1.43	0.7%

Total Distribution Business	8.3%	8.1%	2.5%	1.44	1.43	0.7%

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Depreciation, Amortization, Impairment

Below we present a summary of EBITDA, Depreciation, Amortization and Impairment Expenses, and EBIT for Enel Américas Group’s subsidiaries in quarterly and cumulative terms as of June 30, 2020 and 2019.

Segment	Accumulated figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	1H 2020			1H 2019

Generation and Transmission:
Argentina	77	(47)	30	111	(46)	65
Brazil	107	(13)	94	187	(16)	171
Colombia	344	(32)	312	365	(36)	329
Peru	134	(31)	103	148	(34)	114
Total Generation and Transmission	662	(123)	539	811	(132)	679

Distribution:
Argentina	22	(43)	(21)	293	(59)	234
Brazil	460	(292)	168	608	(319)	289
Colombia	256	(73)	183	270	(66)	204
Peru	116	(36)	80	133	(28)	105
Total Distribution	854	(444)	410	1,304	(472)	832
Less: consolidation adjustments and other activities	(45)	(2)	(46)	(45)	0	(45)

Total Consolidated Enel Américas	1,471	(569)	903	2,070	(604)	1,466

Segment	Quarterly figures (million US$)
	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	2Q 2020			2Q 2019

Generation and Transmission:
Argentina	21	(22)	(1)	49	(32)	17
Brazil	30	(6)	24	64	(6)	58
Colombia	160	(16)	144	189	(18)	171
Peru	55	(15)	40	74	(17)	57
Total Generation and Transmission	266	(59)	207	376	(73)	303

Distribution:
Argentina	15	(18)	(3)	284	(34)	250
Brazil	180	(131)	49	312	(164)	148
Colombia	128	(38)	90	145	(32)	113
Peru	61	(19)	42	64	(14)	50
Total Distribution	383	(206)	177	805	(244)	561
Less: consolidation adjustments and other activities	(26)	(1)	(27)	(20)	-	(20)

Total Consolidated Enel Américas	623	(266)	357	1,161	(317)	844

Depreciation, amortization, and impairment reached US$ 569 million for the six-month period ended on June 30, 2020, decreasing by US$ 35 million compared to the same period in 2019. This variation is mainly explained by:

•        Depreciation and amortization reached US$ 427 million, representing a US$ 53 million decrease as compared to June 2019. This is explained primarily by: (i) Enel Distribución Sao Paulo of US$ 19 million, mainly due to the US$ 23 million conversion effects linked to the devaluation of the Brazilian real against the US dollar offset by US$ 4 million in higher depreciations due to increased activations; (ii) Enel Distribución Rio of US$ 17 million, mainly due to the US$ 11 million conversion effects resulting from the devaluation of the Brazilian real and from the accelerated amortization of certain assets registered in March 2019 totaling US$ 6 million, (iii) US$ 7 million in Enel Distribución Goias mainly due to the US$ 9 million conversion effects linked to the devaluation of the Brazilian real offset by US$ 2 million in higher depreciations due to higher activations, (iv) US$ 5 million in Enel Distribución Ceará mainly due to the conversion effects resulting from the US$ 8 million devaluation of the Brazilian real, offset by US$ 2 million in higher depreciations due to further activations, and (v) US$ 4 million in Emgesa mainly due to the effects of the devaluation of the Colombian peso in relation to the US dollar.

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•        At the same time, impairment losses due to the application of IFRS 9 on financial assets reached US$ 142 million as of June 2020, representing a US$ 18 million increase as compared to the same period of the previous year, which is mainly explained in our subsidiaries as: US$ 26 million in Enel Distribución Sao Paulo, US$ 7 million in Enel Distribución Goiás and US$ 20 million in Enel Distribución Ceará. The above was offset by the US$ 35 million conversion effects of the Brazilian real against the US dollar.

In relation to the second quarter of 2020, depreciation, amortization, and impairment totaled US$ 266 million, recording a US$ 52 million decrease as compared to the same quarter in 2019. This variation is mainly explained by:

•	US$ 38 million decrease depreciation and amortization in our distribution companies in (i) US$ 27 million in Brazil mainly explained by the conversion effects resulting from the devaluation of the Brazilian real against the US dollar and totaling US$ 33 million, offset by a US$ 6 million increase in amortization, and (ii) US$ 10 million in Argentina in the generation subsidiaries mainly explained by the conversion effects resulting from the US$ 18 million devaluation of the Argentine peso offset by a US$ 8 million increase in depreciation. Similarly, the impairments recognized by IFRS 9 decreased by US$ 14 million, of which (i) US$ 16 million comes from Edesur for impairment of receivables recorded in the second quarter of 2019, which includes US$ 10 million from the conversion effects of the Argentine peso; (ii) a US$ 6 million decrease in our distribution subsidiaries of the Enel Brasil Group corresponding to US$ 19 million from the conversion effects of the devaluation of the Brazilian real, offset by a US$ 13 million increase from higher provisions recorded during the second quarter of 2020; and (iii) a US$ 7 million increase in our subsidiary Codensa for higher impairment losses under IFRS 9.

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NON-OPERATING INCOME:

The following table presents the non-operating consolidated income of Enel Américas, broken down by country, in cumulative and quarterly terms as of June 30, 2020 and 2019:

NON OPERATING INCOME CONTINUING OPERATIONS	Accumulated figures (million US$)				Quarterly figures (million US$)
	1H 2020	1H 2019	Change	% Change	2Q 2020	2Q 2019	Change	% Change

Financial Income
Argentina	28	79	(51)	(64.6%)	14	57	(43)	(75.4%)
Brazil	67	151	(84)	(55.6%)	10	63	(53)	(84.1%)
Colombia	8	7	1	14.3%	5	4	1	25.0%
Peru	4	4	-	0.0%	1	2	(1)	(50.0%)
Consolidation adjustments and other activities	4	3	1	33.3%	1	(1)	2	(200.0%)
Total Financial Income	111	244	(133)	(54.5%)	31	125	(94)	(75.2%)

Financial Costs
Argentina	(47)	(128)	81	(63.3%)	(26)	(60)	34	(56.7%)
Brazil	(185)	(421)	236	(56.1%)	(66)	(203)	137	(67.5%)
Colombia	(60)	(78)	18	(23.1%)	(30)	(40)	10	(25.0%)
Peru	(17)	(18)	1	(5.6%)	(9)	(9)	-	0.0%
Consolidation adjustments and other activities	(20)	(12)	(8)	66.7%	(13)	(4)	(9)	225.0%
Total Financial Costs	(329)	(657)	328	(49.9%)	(144)	(316)	172	(54.4%)

Foreign currency exchange differences, net
Argentina	21	40	(19)	(47.5%)	6	5	1	20.0%
Brazil	(122)	10	(132)	(1320.0%)	(23)	11	(34)	(309.1%)
Colombia	(2)	-	(2)	0.0%	5	-	5	0.0%
Peru	2	(1)	3	(300.0%)	1	(1)	2	(200.0%)
Consolidation adjustments and other activities	108	13	95	730.8%	46	(1)	47	(4700.0%)
Total Foreign currency exchange differences, net	7	61	(54)	(88.5%)	34	13	21	161.5%

Total results by adjustment units (hyperinflation - Argentina)	36	86	(50)	(58.5%)	17	61	(44)	(72.0%)

Net Financial Income Enel Américas	(175)	(266)	91	(34.1%)	(61)	(116)	54	(46.4%)

Other gains (losses):
Argentina	-	-	-	0.0%	-	-	-	0.0%
Brazil	1	-	1	0.0%	-	-	-	0.0%
Colombia	-	-	-	0.0%	-	-	-	0.0%
Peru	-	-	-	0.0%	-	-	-	0.0%
Consolidation adjustments and other activities	-	-	-	0.0%	-	-	-	0.0%
Total Other gains (losses)	1	-	1	0.0%	-	-	-	0.0%

Share of profit (loss) of associates accounted for using the equity method:
Argentina	2	1	1	100.0%	2	1	1	100.0%
Brazil	-	-	-	0.0%	-	-	-	0.0%
Colombia	-	-	-	0.0%	-	-	-	0.0%
Peru	-	-	-	0.0%	-	-	-	0.0%
Less: consolidation adjustments and other activities	-	-	-	0.0%	-	-	-	0.0%
Total Share of profit (loss) of associates accounted for using the equity method	2	1	1	100.0%	2	1	1	100.0%

Total Non Operating Income	3	1	2	200.0%	2	1	1	100.0%

Net Income Before Taxes	730	1,201	(471)	(39.2%)	299	729	(430)	(59.0%)

Income Tax
Argentina	(81)	(81)	-	0.0%	(57)	(84)	27	(32.1%)
Brazil	1	(87)	88	(101.2%)	15	(27)	42	(155.6%)
Colombia	(130)	(149)	19	(12.8%)	(59)	(79)	20	(25.3%)
Peru	(41)	(61)	20	(32.8%)	(23)	(30)	7	(23.3%)
Less: consolidation adjustments and other activities	(3)	4	(7)	(175.0%)	(8)	1	(9)	(900.0%)
Total Income Tax	(254)	(374)	120	(32.1%)	(132)	(218)	86	(39.5%)

Net Income after taxes	476	827	(351)	(42.5%)	166	511	(345)	(67.5%)
Net Income attributable to owners of parent	297	544	(247)	(45.4%)	89	340	(251)	(73.7%)
Net income attributable to non-controlling interest	179	283	(104)	(36.7%)	77	171	(94)	(55.0%)

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Financial Income

Financial income reached a US$ 175 million loss as of June 30, 2020 which represents a US$ 91 million decrease in relation to the previous year. The foregoing is mostly explained by:

•	Lower financial revenues of US$ 133 million, mainly explained by: (i) US$ 32 million lower revenues of attributable to Enel Distribución Sao Paulo, mainly due to the conversion effects of the devaluation of the Brazilian real against the US dollar of US$7 million and lower revenue from application updates of IFRIC 12 totaling US$ 25 million, (ii) US$ 24 million in lower revenues in Enel Generación Fortaleza, mainly related to financial update of PIS/COFINS Taxes, (iii) US$ 17 million lower revenues in Enel Distribución Ceará mainly related to the financial update of IFRIC 12, (iv) US$ 8 million in lower revenues in Enel Distribución Rio due to the conversion effects related to the devaluation of the Brazilian real against the US dollar totaling US$ 3 million and US$ 5 million less in revenues from financial update of IFRIC 12, (v) US$ 8 million less revenues in Edesur, mainly US$ 4 million due to the conversion effects of the devaluation of the Argentine peso against the US dollar and US$ 4 million in lower interest charged for arrears from customers, (vi) US$ 12 million less revenues in Central Dock Sud mainly US$ 5 million due to the conversion effects of the devaluation of the Argentine peso against the US dollar and lower interest from financial deposits totaling US$ 7 million, and (vii) US$ 26 million in lower income in Enel Generación Chocón mainly US$ 7 million due to the conversion effects of the devaluation of the Argentine peso against the US dollar and US$ 19 million less in interest on financial placements.

During the second quarter of 2020, financial income decreased by US$ 94 million, mainly explained by: (i) US$ 53 million less in revenue in the Enel Brasil Group of which US$46 million is explained by the conversion effects of the devaluation of the Brazilian real against the US dollar; and (ii) US$ 43 million in lower revenues in our subsidiaries in Argentina, of which US$ 14 million correspond to the conversion effects.

•	US$ 328 million less financial costs mainly attributable to: (i) US$ 38 million less in costs in Enel Distribución Sao Paulo, mainly US$ 16 million from lower expenses for civil and labor contingency updates and for the purposes of the devaluation of the Brazilian real of US$ 22 million; (ii) US$ 137 million less in financial expenses in Enel Brasil related to the US$ 133 million debt with Enel Finance International and US$ 4 million related to the conversion effects due to the devaluation of the Brazilian real; (iii) US$ 28 million less in costs in Enel Distribución Rio mainly US$ 17 million less expenses for bank debts and litigation provisions and US$ 11 million for the conversion effects due to the devaluation of the Brazilian real, (iv) US$ 11 million lower expenses in Enel Distribución Goias, mainly US$ 2 million lower costs for bank debts and litigation and for US$ 9 million in the conversion effects due to the devaluation of the Brazilian real as compared to the same period of the previous year, (v) US$ 14 million in lower expenses in Enel Distribución Ceará mainly US$ 9 million
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lower bank debt expenses and US$ 5 million from the conversion effects, due to the devaluation of the Brazilian real compared to the same period of the previous year, (vi) US$ 6 million in lower expenses in Enel Generación Fortaleza due to lower expenses for bank debts,(vii) US$ 13 million lower expenses in Enel Generación Costanera mainly for US$ 4 million, due to the devaluation of the Argentine peso against the US dollar and US$ 9 million lower debt expenses with Cammesa; (vii) US$ 55 million lower expenses in Edesur mainly US$ 34 million, due to the devaluation of the Argentine peso against the US dollar and US$ 21 million in lower expenses for updates of fines and debt to Cammesa, (ix) US$ 12 million lower expenses in Emgesa in lower bank debt expenses of US$ 6 million and US$ 6 million from the conversion effects of the devaluation of the Colombian peso against the US dollar, and (x) US$ 6 million lower expenses in Codensa mainly US$ 2 million for financial debt and US$ 4 million from the conversion effects of the Colombian peso.

During the second quarter of 2020, financial expenses decreased by US$ 172 million mainly attributable to: (i) US$ 137 million in lower expenses in the Enel Brasil Group, of which US$108 million is explained by the conversion effects by the devaluation of the Brazilian real against the US dollar and, (ii) US$ 34 million lower expenses in our subsidiaries in Argentina, of which US$ 27 million corresponds to conversion differences.

•        US$ 54 million lower positive results for exchange differences as compared to the same period of the previous year, mainly due to: (i) US$ 31 million negative exchange differences in Enel Brasil for accounts payable in foreign currencies, and (ii) US$ 22 million negative exchange differences related to the accounts receivable in foreign currencies for VOSA credits in Argentina, of which US$ 8 million correspond to Enel Generación el Chocón and US$ 14 million correspond to Enel Generación Costanera, including US$ 15 million of the conversion effects of the devaluation of the Argentine peso.

•        During the second quarter of 2020, the exchange rate differences showed higher positive results of US$ 21 million mainly attributable to: (i) US$ 13 million in higher revenues in the Enel Brasil Group and, (ii) US$ 5 million higher revenues in our Colombian subsidiaries.

  The adjustments results decreased by US$ 50 million and correspond to the financial results generated by the implementation of IAS 29 Financial Information in Hyperinflationary Economies in Argentina. They reflect the net balance that arises from applying inflation to non-monetary assets and liabilities and income statements that are determined on an updated basis, converted to US dollars at closing exchange rates.

•        During the second quarter of 2020, readjustment results decreased by US$ 44 million and correspond to the financial results generated by the implementation of IAS 29 Financial Information in Hyperinflationary Economies in Argentina.

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CORPORATE TAXES

The gains tax levied on companies’ profits reached US$ 254 million, in cumulative terms as of June 30, 2020, representing a US$ 120 million decrease compared to the same period of the previous year, mainly: (i) US$ 38 million lower expenditures in Enel Brasil mainly related to the registration of deferred assets taxes for differences in negative foreign currency debt exchange, (ii) US$18 million lower expenses in Enel Fortaleza mainly explained by lower financial results compared to the same period of the previous year, (iii) US$ 21 million lower expenses in Enel Distribución Goiás explained by lower financial results, (iv) US$ 7 million lower expenses in Enel Distribución Sao Paulo due to lower financial results compared to the same previous period, (v) US$ 28 million lower expenses in Edesur mainly due to lower financial results resulting from regulatory assets and liabilities recorded as a income in 2019, (vi) US$ 14 million in Enel Generación Peru mainly for provision of legal contingency with Electroperú, (vi) US$ 5 million lower expenses in Enel Distribución Peru due to lower financial due to decreased financial results, (vii) US$ 13 million lower expenses in Codensa due to environmental tax benefits and innovation, and (viii) US$ 6 million lower expenses in Emgesa due to lower financial results.

The above was partially offset by higher tax expenses in (i) Central Dock Sud of US$15 million, mainly explained by a lower tax benefit arising from the revaluation of its non-monetary tax assets and liabilities recorded in 2019, and (ii) US$ 21 million in higher taxes in Enel Generación Costanera for registering tax revenue in 2019.

In the second quarter of 2020, the Corporate Gains Tax reached US$ 132 million, representing a US$ 86 million decrease as compared to the same quarterly period of the previous year, mainly from: (i) US$ 6 million lower expenses in Enel Brasil principally from lower financial results, (ii) US$ 6 million lower expenses in EGP Cachoeira Dourada mainly explained by lower financial results as compared to the same period of the previous year, (iii) US$ 24 million lower expenses in Enel Distribución Sao Paulo due to lower financial results compared to the same period of the previous year, (iv) US$ 26 million lower expenses in Edesur mainly for lower financial results resulting from the financial assets and liabilities recorded as income in 2nd quarter 2019 , (v) lower expenses in Enel Generación Peru for US$ 3 million, mainly from lower financial results,(vi) US$ 2 million lower expenses in Enel Distribución Peru due to lower financial results, (vii) US$ 12 million lower expenses in Codensa due to environmental tax benefits and innovation, and (viii) US$ 8 million lower expenses in Emgesa related to lower financial results.

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2. ANALYSIS OF THE FINANCIAL STATEMENT

Assets	June 2020	December 2019	Change	% Change
	(US$ million)

Current Assets	5,593	6,581	(988)	(15.0%)
Non current Assets	19,401	23,195	(3,794)	(16.4%)

Total Assets	24,994	29,776	(4,782)	(16.1%)

Enel Américas' total assets as of June 30, 2020 decreased by US$ 4,782 million compared to the total assets as of December 31, 2019, mainly as a result of:

›	Current Assets have a decrease by US$ 988 million, equivalent to 15%, mainly explained by:

›	A US$ 534 million decrease in cash and cash equivalents consisting mainly of: (i) US$ 571 million in net operating income flow corresponding to charges for sales and services, net of payment to suppliers and others, (ii) US$ 193 million net outflows for financing activities corresponding to: obtaining finance totaling US$ 1,217 million, corresponding to bank loans and US$ 150 million for the loan from Enel Finance International (EFI) granted to Enel Américas. This was partially offset by US$ 390 million in loan payments which includes US$ 249 million of bank loans, US$ 113 million bonds and US$ 28 million from other sources of financing, US$ 939 million in dividend payment, US$ 176 million in interest payment, US$ 52 million in payments of liabilities for financial leases and US$ 3 million in other cash outflows , (iii) US$ 717 million net outflows of flows for investment activities, corresponding to: disbursements for the incorporation of plant and equipment properties of US$ 407 million, US$ 339 million in payments for the incorporation of intangible assets and US$ 57 million in 90+ days investments. These investment cash flow outflows were offset by: Interest received totaling US$ 25 million and investment rescue for 90+ days totaling US$ 43 million, and US$ 18 million collections from repayment of advances and loans granted to third parties, and (iv) a US$ 195 million decrease due to the effect of the exchange variation in cash and cash equivalents exchange rates.
›	A US$ 140 million increase of other current financial assets mainly corresponding to placements for 90 + days, according as per the following detail: (i) Enel Distribución Rio of US$ 52 million, (ii) Enel Distribución Goiás of US$ 59 million, and (iii) in Enel Distribución Ceará of US$ 32 million.
›	A US$ 580 million decrease in Commercial Receivables and other current receivables mainly explained in some of our Brazilian subsidiaries as a result of the effects of the devaluation of the Brazilian real against the US dollar, as follows: (i) US$ 140 million in Enel Distribución Río, (ii) US$ 300 million in Enel Distribución Sao Paulo, (iii) US$ 111 million in Enel Distribución Goiás, (iv) US$ 125 million in Enel Distribución Ceará. Offset by a US$ 96 million increase in receivables.
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›	A US$ 3,794 million decrease in Non-Current Assets equivalent to 16.4%, mainly in:

•	A US$ 676 million decrease in other non-current financial assets mainly explained by the effects of the devaluation of the Brazilian real against the US dollar for receivables in distribution companies in Brazil related to the application of IFRIC 12, totaling US$ 795 million, offset by a US$ 119 million increase in receivables in Brazilian distribution companies.

•	A US$ 303 million decrease of other non-current non-financial assets mainly explained by the US$ 421 million recognition of recovered taxes in Enel Distribución Sao Paulo and US$ 2 million in Enel Distribución Ceará, as a consequence of a final judgment of the Brazilian courts of justice which granted our subsidiaries the right to recover taxes which, following the general interpretation of the respective legislation, were paid in excess in the past (PIS/COFINS). The point in question is that the basis for determining these taxes included the ICMS tax, a situation which has now been resolved and that did not apply.

As the excess payment of PIS and COFINS taxes was also passed on at the time to end customers, simultaneously to the recognition of these taxes to be recovered, our subsidiaries have recognized a regulatory liability for the same amounts indicated above, net of any costs incurred by the companies in these court proceedings. (See page 41 and 42 of this same document explaining the increase of other non-current accounts payable).

The amounts indicated above were partially offset by the US$701 million effects of the currency devaluation against the US dollar of Brazil's distributors.

Furthermore, a decrease was registered in recoverable taxes in Enel Fortaleza Generación totaling US$ 17 million, including US$ 6 million from the conversion effects.

  A US$ 1,408 million decrease in intangible assets other than capital gains composed mainly of (i) a US$ 1,407 million decrease in the effects of the conversion to US dollars from the functional currencies of each subsidiary, (ii) US$ 200 million depreciation and impairment losses, (iii) US$ 53 million other decreases mainly for transfers to financial assets the company variation to recover at the end of the concession. This was partially offset by a US$ 252 million increase in new investments.
  US$ 257 million decrease in goodwill mainly explained by the effects of conversion to US dollar from the functional currencies of each subsidiary.
  A US$ 866 million decrease in properties, plants and equipment consisting mainly of (i) a US$ 1,036 million decrease due to the effects of conversion to US dollars from the functional currencies of each subsidiary, (ii) US$ 216 million
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  depreciation and impairment losses, and (iii) US$ 64 million in other decreases. The above partially offset by (i) US$ 241 million increase from new investments, and (ii) US$ 209 million in other increases stemming from the application of IAS 29 in our Argentine subsidiaries.
  A US$ 260 million decrease in Assets from Deferred Taxes explained mainly by the conversion effects to US dollars from the functional currencies of each subsidiary.

Liabilities and Equity	June 2020	December 2019	Change	% Change
	(US$ million)

Current Liabilities	6,564	6,736	(172)	(2.6%)
Non Current Liabilities	8,566	10,794	(2,228)	(20.6%)

Total Equity	9,864	12,246	(2,382)	(19.5%)
attributable to owners of parent company	7,876	9,966	(2,090)	(21.0%)
attributable to non-controlling interest	1,988	2,280	(292)	(12.8%)

Total Liabilities and Equity	24,994	29,776	(4,782)	(16.1%)

Total Enel Américas liabilities and assets as of June 30, 2020 decreased by US$ 4,782 million as compared to December 2019, mainly as a result of:

›	Current Liabilities decreased by US$ 172 million, mainly explained by:
•	A US$ 1,024 million increase in other current financial liabilities explained primarily by: (i) a US$ 380 million increase in Enel Américas from new loans with financial institutions totaling $480 million offset by cancellation US$ 100 million, (ii) a US$ 65 million increase in Enel Distribución Goiás mainly due to US$ 162 million in long-term debt transfers, exchange rate effects of US$ 66 million, offset by US$ 107 million corresponding to the conversion effects of the devaluation of the Brazilian real and US$ 56 million in loan amortization net of acquisitions, (iii) a US$ 80 million increase in Enel Distribución Rio mainly because of US$ 101 million in debt transfers from long term, US$ 25 million in new loans net of payments , US$ 27 million accrued interest rates and exchange rates offset by US$ 73 million related to the conversion effects linked to the devaluation of the Brazilian real, (iv) a US$ 96 million increase in Enel Distribución Ceará from new loans totaling US$ 95 million net of payments and US$ 38 million in accrued interests and exchange rate effects offset by US$ 37 million related to the conversion effects of the devaluation of the Brazilian real against the US dollar, (v) a US$111 million increase in Enel Distribución Sao Paulo mainly from US$ 132 million loans net of payments, US$ 11 million in accrued interests and exchange rates, offset by US$ 32 million from the conversion effects of the devaluation of the Brazilian real, (vi) a US$ 110 million increase in Emgesa, mainly for US$ 124 million long-term bond transfers net of payments, offset by US$ 14 million of the conversion effects due to the devaluation of the Colombian peso against the US dollar, (vii) a US$ 75 million increase in Codensa from new loans of US$ 85 million net of payments, offset by US$ 10 million of the conversion effects related to the devaluation of the Colombian peso against the US dollar, (viii) a US$ 102 million increase in Enel Peru from new loans with BBVA.
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•	A US$ 825 million decrease in commercial accounts and other current payables mainly explained by: a decrease in (i) Enel Distribución Sao Paulo of US$ 226 million, corresponding to US$ 300 million related to the conversion effects of the devaluation of the Brazilian real against the US dollar, offset by US$ 74 million which corresponds to higher accounts payable for energy purchases and suppliers net of provisions and transfers from long term, (ii) US$ 102 million in Enel Distribución Goiás including US$ 108 million from the conversion effects related to the devaluation of the real, the difference corresponds to increased accounts payable for the purchase of energy and suppliers net of provisions and long term transfers, (iii) US$ 101 million in Enel Distribución Rio mainly US$ 103 million from the conversion effects of the devaluation of the real, the difference corresponds to increased accounts payable for energy purchases and suppliers net of provisions and long term transfers, (iv) US$ 93 million in Enel Distribución Ceará which includes US$103 million of the conversion effects of the devaluation of the Brazilian real, the difference corresponds to increased accounts payable for energy purchases and suppliers net of provisions and long term transfers, (v) US$ 54 million in EGP Cachoeira Dourada mainly due to the conversion effects resulting from the devaluation of the real against the US dollar, (vi) US$ 14 million in Enel Generación Peru from lower accounts payable from suppliers , (vii) US$ 52 million in Enel Distribución Peru for lower accounts payable of suppliers and (viii) US$ 183 million in Enel Américas mainly for dividend payment to third parties.
•	A US$ 109 million decrease in current accounts payable to related entities mainly for dividend payment to Enel SpA of US$ 277 million, partially offset by US$ 150 million in loans obtained by Enel Américas from Enel Finance International (EFI). The difference corresponds to the conversion differences resulting from currency devaluations from the US dollar.
•	A US$ 51 million decrease in other current provisions mainly related to the subsidiary Enel Distribución Sao Paulo of US$ 49 million, of which US$ 37 million stem from the conversion effects due to the devaluation of the Brazilian real and US$ 12 million from the payment of labor and civil provisions.
•	A US$ 141 million decrease in current Tax Liabilities mainly for the settlement of income tax as of April 2020 for fiscal year 2019.
•	A US$ 37 million decrease in other current non-financial liabilities explained by: (i) a US$ 66 million decrease in Enel Distribución Sao Paulo of which US$ 26 million is related to the conversion effects from the devaluation of the Brazilian real, the difference of US$ 40 million corresponds to PIS/COFINS and ICMS tax payments. The above was partially offset by (i) a US$ 12 million increase in Enel Generación Chocón of which US$ 3 million is related to the devaluation of the Argentine peso, offset by US$15 million in higher tax credit payable and US (ii) increase in Central Dock Sud of US$ 13 million, for higher tax credits payable.
•	Non-Current Liabilities decreased by US$ 2,228 million, equivalent to 20.6%, of the variation explained mainly by:
•	A US$ 1,110 million decrease in other non-current financial liabilities (financial and derivative debt) mainly explained by (i) a US$ 234 million decrease in Enel Distribución Sao Paulo mainly from the conversion effect of the devaluation of the Brazilian real with respect to the US dollar, (ii) a US$ 178
35

million decrease in Enel Distribución Goiás explained by US$ 162 million related to short term transfers of bank loans and US$ 71 million from the conversion effects of the devaluation of the Brazilian real, offset by new uptakes and exchange rate effects of US$ 55 million, (iii) a US$ 191 million decrease in Enel Distribución Rio which includes US$ 138 million from the conversion effects of the devaluation of the Brazilian real and for US$ 101 million for short-term transfer of bank loans offset increased exchange rate effects of US$ 48 million, (iv) a US$ 116 US million decrease in Enel Distribución Ceará mainly due to the conversion effects of the devaluation of the Brazilian real, (v) a US$ 45 million decrease in Enel Green Power Volta Grande mainly due to the conversion effects by the devaluation of the Brazilian real, (vi) a US$ 297 million decrease in Emgesa mainly because of the US$ 199 million debt transfer to short-term bonds and US$ 98 million due to the devaluation of the Colombian peso with respect to the US dollar, and (vii) a US$ 22 million decrease in Codensa mainly US$ 73 million as a result of the devaluation of the Colombian peso, offset by new bank loans of US$ 51 million.

•	A US$ 303 million decrease of commercial accounts and other non-current payable accounts explained by (i) US$ 14 million in Enel Distribución Ceará corresponding to short-term transfers of regulatory liabilities net of the increase of accounts payable, (ii) US$ 92 million in Enel Distribución Goiás which includes US$ 72 million as a result of the devaluation of the Brazilian real, the US$ 20 million difference corresponds to the transfer of regulatory liabilities net of the short term increase in accounts payable and (iii) US$ 92 million in Enel Distribución Sao Paulo (net of PIS/COFINS tax recognition), corresponds to short-term transfers of regulatory liabilities net of the increase of accounts payable

In addition US$ 421 million for the recognition of new liabilities in Enel Distribución Sao Paulo and US$ 2 million in Enel Distribución Ceará, which represent amounts that our affiliates must return to their clients as they recovered certain taxes that were paid in excess in the past, net of any costs incurred by the companies in the court proceedings associated with this case (see page no. 37 of this document in Increase of Other Non-Current Financial Assets).

The amounts indicated above were partially offset by US$ 517 million from the effects of the currency devaluation against the US dollar in respect of their cumulative balances as of December 31, 2019. (US$ 280 million in Enel Distribución Sao Paulo and US$ 81 million in Enel Distribución Ceará.

•	A US$ 233 million decrease in other non-current provisions explained mainly by the effects of conversion to US dollar from the functional currencies of each subsidiary, as follows: (i) US$ 83 million in Enel Distribución Sao Paulo, (ii) US$ 76 million in Enel Distribución Goiás, (iii) US$ 41 million in Enel Distribución Rio, (iv) US$ 12 million in Enel Distribución Ceará, and (v) US$ 21 million in Enel Generación Peru for lower dismantling provisions.
•	A US$ 512 million decrease in provisions for benefits to non-current employees explained mainly by the conversion effects of the US dollar from the functional currencies of each subsidiary, as follows, among others: (i) US$ 451 million in Enel Distribución Sao Paulo which includes US$63 million for the IAS 19 update as of June 2020, (ii) US $23 million in Enel Distribución Rio, (iii) US$ 14 million in Enel Distribución Goiás, (iv) US$6 6 million in Enel Distribución Ceará, (v) US$ 14 million in Codensa and (vi) US$ 4 million in Emgesa.

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➢  Total Equity decreased by US$ 2,382 million, explained by:

•                 Equity attributable to the property (shareholders) of the controller decreased by US$2,090 million mainly as follows: (i) a US$ 297 million increase in profit for the period, (ii) a US$ 2,087 million decrease of other reserves mainly due to the conversion differences of US$ 2,191 million offset by US$104 from the application of IAS 29 in "hyperinflationary economies" in Argentina, (iii) a US$323 million decrease from dividend payment and (iv) a US$ 23 million increase in reserves for the implementation of IAS 19 in "Employee Benefits", due to the record of actuarial losses.

•                 Non-controlling shareholding decreased by US$ 292 million mainly explained by (i) US$ 179 million profit increase for the period, (ii) US$ 60 million increase in other miscellaneous reserves from the application of IAS 29 in "hyperinflationary economies" in Argentina, offset by (iii) a US$ 260 million decrease in dividend payment and (iv) a US$ 271 million decrease in comprehensive results mainly from the conversion differences.

The development of the main financial indicators is as follows

Financial Indicator		Unit	June 2020	December 2019	June 2019	Change	% Change

Liquidity	Current liquidity (1)	Times	0.85	0.98		(0.12)	(12.8%)
	Acid ratio test (2)	Times	0.79	0.92		(0.13)	(14.4%)
	Working Capital	MMUSD	(971)	(155)		(816)	527.7%
Leverage	Leverage (3)	Times	1.53	1.43		0.1	7.2%
	Short Term Debt (4)%		43.4%	38.4%		5.0	12.9%
	Long Term Debt (5)%		56.6%	61.6%		(5.0)	(8.1%)
	Financial Expenses Coverage (6)	Times	5.13		4.60	0.53	11.6%
Profitability	Operating Income/Operating Revenues	%	15.8%		20.3%	(4.5)	(22.0%)
	ROE (annualized) (7)%		15.3%		19.2%	(3.9)	(20.2%)
	ROA (annualized) (8)%		6.6%		6.8%	(0.2)	(2.3%)

(1) Corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.
(2) Corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.
(3) Corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.
(4) Corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities
(5) Corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.
(6) Corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.
(7) Corresponds to the ratio between (i) Net Income attributable to owners of parent for 12 mobile months as of September 30 and (ii) the average between Equity attributable to owners of parent at the beginning of the period and at the end of the period.
(8) Corresponds to the ratio between (i) total result for 12 mobile months as of September 30 and (ii) the average of total assets at the beginning of the period and at the end of the period.

o	The Company’s Current liquidity as of June 30, 2020 reached 0.85 times, showing a 12.8% decrease in relation to December 2019, mainly explained by an increase in current financial debt, mainly due to new debts and transfers from long to short term, plus the decrease in cash and cash equivalents.

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o	The Company’s Acid Test as of June 30, 2020 reached 0.79 times, showing a 14.4% decrease in relation to December 31, 2019, also explained by an increase in current financial debt, mainly due to new debts and transfers from long to short term, plus the decrease in cash and cash equivalents.

o	The Company’s Working capital as of June 30, 2020 was (- US$ 971 million) showing an improvement in relation to December 31, 2019 when it reached (-US$ 155 million) mostly explained an increase in current financial debt, mainly due to new debts and transfers from long to short term, plus the decrease in cash and cash equivalents.

o	The Company’s Leverage (indebtedness ratio) stood at 1.53 times as of June 30, 2020, a 7.2% increase in relation to December 31, 2019 explained by lower Parent Equity, mainly due to the effects of conversion of the different currencies in relation to the US dollar.

o	The Hedging of financial costs as of the period that ended on June 30, 2020 was 5.13 times, which represents an 11.6 % increase as compared to the same period of the previous year, mainly because of improved financial results in relation to the same period of the year before.

o	The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues decreased by 15.8 % on June 30, 2020.

o	The Return-on-equity of the controller’s property owners (shareholders) was 15.3 % representing a 20.2 % decrease as a result of a decrease in the income attributable to the property owners for the last 12 months in relation to the period before.

o	The Return-on-assets stood at 6.6 % as of June 30, 2020 representing a 2.3 % decrease mostly due to income decrease for the last 12 months in relation to the same period of the year before.

MAIN CASH FLOWS

The Company’s net cash flows were negative as of June 30, 2020 and reached US$ 339 million which represents a US$ 156 million decrease in relation to the same period of the previous year.

The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to June 2019 are described below:

Net Cash Flow	June 2020	June 2019	Change	% Change
	(US$ million)

From Operating Activities	571	609	(38)	(6.2%)
From Investing Activities	(717)	(776)	59	(7.6%)
From Financing Activities	(193)	(328)	135	(41.2%)

Total Net Cash Flow	(339)	(495)	156	(31.5%)

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The net cash flows stemming from operating activities totaled US$ 571 million in June 2020, representing a 6.2 % decrease in relation to the same period of the previous year. This variation is mostly explained by a decrease in the type of collections for operations activities mainly in (i) US$ 1,874 million lower collections from sales and service provisions, (ii) US$16 million less from other collections related to operating activities, (iii) US$ 7 million higher collections from premiums and benefits, annuities and other policy benefits and (iv) US$ 2 million lower royalty and commission charges.

These effects were partially offset by the type of cash payments from operations mainly from (i) US$ 709 million less in payments to suppliers for the supply of goods and services, (ii) US$ 103 million less in payments to and on behalf of employees, (iii) US$ 992 million less in other payments for operation activities, (iv) US$ 34 million less in other cash outgoings and (v) US$ 9 million less in income tax payments.

The net cash flows coming from (used in) investment activities were outgoings totaling US$ 717 million as of June 2020 stemming mainly from (i) US$ 407 million for the incorporation of plants and equipment, (ii) US$ 339 incorporation of intangible assets, (iii) US$ 57 million in 90 days + investments. These investment cash outflows were offset by (i) US$ 25 million of Interest received, (ii) US$ 43 million for redemption of investments payments of 90 days+ and (iii) US$ 18 million income from the reimbursement of loans to third parties.

The net cash flows coming from (used in) financing activities were outgoings totaling US$ 193 million as of June 2020, stemming mainly from (i) US$ 1,217 million from bank loans and US$ 150 million for the loan from Enel Finance International (EFI) to Enel Americas. This was partially offset by (i) US$ 390 million loan payments which include US$249 million of bank loans, US$ 113 million bonds and US$ 28 million from other sources of financing, (ii) US$ 939 million in dividend payment, (iii) US$ 176 million interest payment, (iv) US$ 52 million payments of financial lease liabilities, and (v) US$ 3 million other cash outflows.

Below are the disbursements from the Incorporation of Properties, Plant and Equipment and their depreciation, for the periods of June 2020 and 2019.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)
Company	Payments for additions of Property, plant and equipment			Depreciation
	June 2020	June 2019	% Change	June 2020	June 2019	% Change

Enel Generación Chocon S.A.	-	-	0.0%	7	8	(9.1%)
Enel Generación Costanera	-	2	(100.0%)	22	20	9.8%
Emgesa S.A.E.S.P	53	51	4.6%	32	37	(12.5%)
Enel Generación Perú	23	25	(6.5%)	24	27	(12.6%)
Enel Distribución Goiás (Celg) (*)	81	70	16.1%	34	41	(16.8%)
EGP Cachoeira Dourada	-	2	(100.0%)	3	3	(13.4%)
Enel Generación Fortaleza	8	2	287.0%	6	7	(18.7%)
Enel Cien	-	-	0.0%	5	7	(30.0%)
Enel Distribución Sao Paulo S.A. (*)	90	108	(16.9%)	82	101	(18.6%)
Edesur S.A.	49	114	(57.3%)	27	28	(1.9%)
Enel Distribución Perú S.A.	80	85	(5.8%)	30	27	10.1%
Enel Distribución Rio (Ampla) (*)	80	77	3.7%	40	57	(29.9%)
Enel Distribución Ceara (Coelce) (*)	87	82	5.9%	28	32	(12.0%)
Codensa S.A.	184	160	14.7%	60	60	0.3%
Enel Trading Argentina S.R.L.	-	-	0.0%	-	-	0.0%
Central Dock Sud S.A.	2	21	(91.5%)	16	16	(0.9%)
Enel Generación Piura S.A.	6	1	450.8%	5	7	(22.2%)
Holding Enel Americas y Sociedades de Inversión	4	2	78.8%	6	2	178.2%

Total	746	802	(6.9%)	427	480	(11.0%)

(*) Includes intangible assets concessions

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II. MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS SA GROUP

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation, and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

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›	Public authorities will approve such environmental impact studies.
›	Public opposition will not derive in delays or modifications to any proposed project.
›	Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants, or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

Depending on weather conditions, differences may arise in the margins obtained by the business.

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The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

o	Compliance with the good corporate governance standards.

o	Strictly compliance with the Group’s whole regulatory system

o	Each business and corporate area define:

I.	Markets in which to operate based on sufficient knowledge and capabilities to guarantee effective risk management.

II.	Counterpart criteria.

III.	Authorized operators.

o	For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

o	All operations of corporate areas and business operate within the limits approved in each case.

o	Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards, and procedures of Enel Américas.

1.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

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The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position

	06-30-2020%	12-31-2019%
Fixed Interest Rate	35%	39%

Risk control through specific processes and indicators allows to limit potential adverse financial impacts while optimizing the debt structure with an adequate degree of flexibility. Here we can see that the volatility that characterized financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by effective risk mitigation actions through derivative financial instruments.

1.2 Foreign exchange rate risk

Foreign exchange rate risks are primarily inherent to the following transactions:

-	Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-	Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-	Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-	Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency

During the first half of 2020, exchange rate risk management continued in the context of compliance with the risk management policy mentioned above, without difficulty accessing the derivatives market. It is worth noticing that the volatility that characterized financial markets during the first phase of the pandemic, in many cases returned to pre-COVID-19 levels and was offset by risk mitigation actions through derivative financial instruments.

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1.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-	Fuel purchases in the process of electric energy generation.
-	Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of June 30, 2020, there were no outstanding operations whose aim is to hedge portfolio contracts.

As of December 31, 2019, 5.28 GWh in energy futures purchases have been settled in order to hedge portfolio contracts.

Thanks to the implemented mitigation strategies, the Group was able to minimize the effects of commodity price volatility on the results in the first half of 2020.

1.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 21 and 24).

As of June 30, 2020, the Enel Américas Group held a liquidity position of MUS$ 1,405,262 in cash and other equivalents and MUS$ 38,000 in long-term credit lines available unconditionally. As of December 31, 2019, the Enel Américas Group’s liquidity position totaled MUS$ 1,938,997 in cash and cash equivalents and MUS$ 706,000 in unconditionally available long-term lines of credit.

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1.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk, which, as said earlier, are limited.

In the case of our electricity distribution companies, cutting access to electricity, in all cases, is the attribution of our companies in case of payment default on part of our customers, which is applied in accordance with the regulations in force in each country, which facilitates the process of evaluation and control of credit risk, which by the way is also limited.

It should be noted that downward macroeconomic scenarios due to the COVID-19 effect have not had a significant impact on the quality of commercial receivables. In particular, the results of specific internal analyses have shown that there is no statistical correlation between the main economic indicators (GDP, unemployment rate, etc.) and the deterioration in the credit quality of counterparts.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

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1.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-                  Financial debt.

-                  Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one quarter and with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, in relation to the Chilean peso, which includes:

-                  The USS Libor rate of interest.

-	The various currencies in which our companies operate, the habitual local indices of bank practices.

-                  The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk in a quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Considering the scenarios described above, the Risk Value in a quarter, of the above-mentioned positions, corresponds to MUS$ 268,000.

This value represents the potential increase in the debt and derivatives portfolio, therefore this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

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III. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
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Title: Chief Executive Officer

Date: July 28, 2020